HARDINGE

2003
ANNUAL
REPORT

FINANCIAL HIGHLIGHTS

CORPORATE OFFICES

Hardinge Inc.
One Hardinge Drive
Elmira, NY 14902
607.734.2281

SUBSIDIARIES

Canadian Hardinge Machine Tools, Ltd.
Toronto, Canada

Hardinge China Limited
Shanghai, People's Republic of China

Hardinge GmbH
Krefeld, Germany

Hardinge Machine Tools, Ltd.
Exeter, England

Hardinge Shanghai Company, Ltd.
Shanghai, People's Republic of China

Hardinge Taiwan Precision Machinery Limited
Nan Tou City, Taiwan, Republic of China (51%)

HTT Hauser Tripet Tschudin AG
Biel, Switzerland

L. Kellenberger & Co. AG
St. Gallen, Switzerland

SALES OFFICES

United States:
Cleveland, Ohio
Elgin, Illinois
Elmira, New York
Santa Ana, California

Foreign:
Biel, Switzerland
Exeter, England
Krefeld, Germany
Nan Tou City, Taiwan, Republic of China
Shanghai, People's Republic of China
St. Gallen, Switzerland
Toronto, Canada

COMPANY WEB SITE

For the most complete and up-to-date news about Hardinge, visit us on the Web at www.hardinge.com.

HARDINGE

HARDINGE INC. AND SUBSIDIARIES

AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA.

For the years ended December 31,	2003	2002	2001
NET SALES	**$185,302**	**$169,014**	**$209,522**
INCOME (LOSS) FROM OPERATIONS	**$6,873**	**$5,163**	**$(28,627)**
NET (LOSS) INCOME	**$(11,284)**	**$2,000**	**$(21,853)**
DIVIDENDS PAID	**$178**	**$868**	**$4,622**
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	**8,708**	**8,687**	**8,695**
Per share data:			
NET BASIC AND DILUTED (LOSS) INCOME	**$(1.30)**	**$.23**	**$(2.51)**
DIVIDENDS DECLARED	**$.02**	**$.10**	**$.53**

1. *2003 results include a non-cash charge for income tax expense of $12,905 to provide a valuation allowance for the Company's U.S. deferred tax assets as required by FAS 109.*

2. *2001 results include an unusual charge of $27,237 for inventory write-downs for under performing product lines; a one-time additional provision for doubtful accounts of $5,200; and $5,519 for impairment of goodwill and other underutilized assets. The after tax impact of those unusual items was $26,455 in aggregate.*

HARDINGE

WORLDWIDE SALES


2003
Asia and Other
16.9%
Europe
39.9%

Hardinge Inc. is a leading provider of advanced material-cutting solutions to the world. The Company designs, manufactures, and sells computer controlled metal-cutting lathes, machining centers, and grinding machines together with workholding devices, related tooling, and accessories. Our products are of the highest precision and reliability generally available in the market. Hardinge products are designed and built to provide customers with superior productivity solutions.

An example of Hardinge technological leadership, the Quest 10/65 SP (Super Precision®) machine shown here is capable of consistently producing parts to tolerances of .000015" (15 millionths of an inch) roundness and has programmable resolution/tool offset capabilities to .000010" (10 millionths of an inch).


HARDINGE
QUEST
10/65


HARDINGE

Patrick Ervin, Chairman of the Board, President, and Chief Executive Officer

Dear Fellow Shareholders,

As I reflect upon the events of 2003, I think it is safe to say it was a historic year in terms of world events and, on a much smaller scale, events within the machine tool industry. The Iraq conflict fundamentally changed the way many of the world's trading partners interface. SARS significantly disrupted both personal and business events in Asia. From an economic perspective, 2003 was a very difficult year for the machine tool industry, especially in the U.S. and Europe. To clarify Hardinge's performance in 2003, I am writing this letter to recap the market conditions that existed around the world, and highlight the Company's strategic and operational initiatives. The letter concludes with some insight on our views about 2004.

MARKET CONDITIONS

Unfortunately, 2003 did not offer a rebound in machine tool consumption in either North America or Europe. Orders for new metal-cutting machine tools in the U.S. declined approximately 8% from the already anemic order level of 2002. The U.S. market decline in machine tool consumption is now approaching 70% over the last six years. Consistent with the declining market, U.S. production of machines continued to decline as well. From a production perspective, the U.S. machine tool industry now supplies less than 5% of the machine tools consumed in the world. To compound matters for U.S. builders, import penetration also continued to increase in the U.S. during the year. These factors have permanently changed the structure of the U.S. machine tool market. Many U.S. machine tool builders, distributors, and suppliers to the industry have either gone bankrupt or consolidated their operations with other companies. For those companies that have survived, most are smaller and having financial troubles in this very difficult market.

As I stated in last year's Letter to Shareholders, the real strategic question for U.S. machine tool builders is how much of this market decline reflects a fundamental, secular change in U.S. manufacturing, and how much is simply the result of a prolonged manufacturing cycle? The year 2003 did not help answer that question, although a few encouraging signs are appearing for U.S. manufacturing. Many U.S. manufacturing companies are getting busier. Consumer confidence is up, the weak U.S. dollar should help support an increase in exports of U.S. goods, and the stock market has rebounded. The U.S. manufacturing sector is also starting to get the attention of the U.S. government. With the loss of almost 3 million manufacturing jobs in the U.S. over the last few years, the U.S. government is starting to understand what difficult shape the U.S. manufacturing base is in. Although no firm plans to support U.S. manufacturing have been developed as yet, the fact that the U.S. government is even discussing the issue is positive. For the first time in a long time, the outlook for the U.S. machine tool market is starting to improve.

It addition to beginning to appreciate just how important U.S. manufacturing is to the overall health of our country, the U.S. government is beginning to understand just how critical U.S. manufacturing — and the U.S. machine tool industry, in particular — is to our Nation's defense capabilities. During the Iraq conflict, some of the U.S. trading partners refused to support the coalition forces with critical spare parts and munitions because they did not fundamentally agree with the conflict. Members of the U.S. Congress were surprised to learn that the U.S. defense efforts are often dependent on foreign suppliers of parts and foreign machine tools. Our government experienced firsthand that a good trading partner does not necessarily make a good ally. It will be interesting to see what actions are taken to address this situation.

Most European markets also had a difficult time in 2003. In general, machine tool consumption in the key markets of Germany, Italy, France, Switzerland, Spain, and the United Kingdom declined somewhere between 10% and 25%. The fact that the Euro strengthened significantly during 2003, made goods manufactured in Europe more expensive when exported to key markets like the U.S. and China. We are cautious in our outlook for European manufacturing, which in turn raises concerns as to the level of machine tool consumption the industry can expect in Europe.

"FOR THE FIRST TIME IN A LONG TIME, THE OUTLOOK FOR THE U.S. MACHINE TOOL MARKET IS STARTING TO IMPROVE."

Asia, especially China, had a very positive year in 2003 in terms of machine tool consumption. The growth in Chinese manufacturing continued to fuel strong demand for machine tools in this region of the world. China is poised for manufacturing growth for years to come, which will continue to provide opportunities for machine tool suppliers. We must realize that part of China's commitment to build up its manufacturing industries is the plan to develop its local machine tool manufacturing capabilities. To support this initiative, China will concentrate on improving its domestic production of machine tools. In order to take full advantage of the China market, companies must begin to offer products that have a significant portion of local Chinese manufacturing content.

STRATEGIC INITIATIVES

We continued with our strategic initiatives to further diversify our products, markets, and customers. This planned diversification has allowed Hardinge to remain profitable from an operations perspective at a time when many companies in the machine tool industry have faced severe economic distress or even closure. Geographical diversification is critical because although the world machine tool market is cyclical, the cycles are much less severe on a global basis than on a regional basis. Globally, demand for machine tools has declined approximately 10% over the last few years, yet individual markets like the U.S. and China have been experiencing much more volatile cycles. Since ours is a fundamental industry necessary for manufacturing to occur, there will always be demand for machine tools in the world. This demand will vary by region, by product, and by industry, however demand will exist. Hardinge understands that to survive and grow we must be committed to support the manufacturing developments of our customers around the world.

In support of the increased demand from Asia, we are broadening our Taiwan engineering and manufacturing operations, and we are also significantly expanding our manufacturing operation in China. China is now the world's largest consumer country of machine tools, and we believe it is critical for Hardinge to maintain strong local operations in this region of the world. We have recently established a new 50,000 sq. ft. facility in Shanghai, China where we will manufacture machines for the local market, to be sold in local currency. Significant investments in our Asian operations will be a key priority of our Company in 2004 and beyond.

We also plan to continue investigating possible new business opportunities, whether in the form of an acquisition, a license agreement, a joint venture, or a partnership. Based on the economic environment in Europe and the U.S., and the significant growth in China, we believe there will be multiple opportunities to further expand our business operations. These opportunities, coupled with our financial strength, will allow us to be in an excellent position to continue our product, geographic, and customer diversification strategy.

OPERATIONS

From an operational perspective, Hardinge had a good year in 2003 while doing business in a very challenging environment. Financially, we were able to continue strengthening our balance sheet by reducing debt another $18 million during the year. Since 2000, we have reduced our debt by 65%, from $67.5 million to $23.3 million. We generated over $16 million in EBITDA (earnings before interest, taxes, and depreciation and amortization), while generating a pre-tax profit of approximately $4.5 million.

Hardinge sales increased approximately 10% over last year, aided significantly by the addition of the Bridgeport knee mill, spare parts, and accessories into our product offering from our Elmira operations. Translating the results of our European-based operations into U.S. dollars had a positive impact on both sales results and new order levels. Unfortunately, operating expenses and inventories from our foreign operations also increased when stated in U.S. dollars.

We continued our cost containment programs in all Hardinge global operations. We successfully integrated the sale and production of the Bridgeport knee mill into our Elmira operations, and we strengthened our global distribution network by improving our partnerships with key focused regional distributors.

New product development continued to be a priority for all of our operations since we understand new products are the key to growth. We were able to introduce new products from each of our operations in 2003, and our focus on new product development will continue into 2004 and beyond.

We also made good progress implementing our "lean" initiatives throughout our operations. I believe lean operations are necessary to compete in business today, and we plan to continue our focus on lean principles for each of our business units and each department within these business operations.

2004

As we enter 2004, there are signs that the manufacturing sector is beginning the long-awaited rebound in the U.S. Consumer confidence is growing and interest rates are low. Machine tool consumption in the U.S. should improve as U.S. customers take advantage of accelerated depreciation opportunities for capital equipment installed before the end of 2004. The weak dollar should also provide a financial incentive for customers in Europe and China to purchase U.S. produced machine tools. Our operations in Europe are performing well, with synergies between Kellenberger and HTT continuing to be implemented. Hardinge Taiwan is operating very well, with further growth anticipated in 2004. Our China operation will undergo significant changes and growth in 2004 as we expand our manufacturing, sales, and support operations.

"THESE OPPORTUNITIES, COUPLED WITH OUR FINANCIAL STRENGTH, WILL ALLOW US... TO CONTINUE OUR PRODUCT, GEOGRAPHIC, AND CUSTOMER DIVERSIFICATION STRATEGY."

In 2004, we will also roll out significant marketing efforts to educate the market on just what products and services Hardinge is now capable of offering. Our product line and capabilities have expanded so dramatically in the last few years that many customers do not realize the breadth and depth of our product offering. The timing of this marketing initiative is good as we are excited about the prospects for a rebound in the U.S., with continued growth anticipated in China. We look forward to 2004 with the anticipation of significantly better performance from our Company.

I am very proud of what was accomplished at Hardinge during 2003, and I am excited about our outlook for 2004 and beyond. Our future is bright and our operations are strong. It is important to point out that our accomplishments could not have been achieved had it not been for the hundreds of our very talented and dedicated employees around the world. These people are the backbone of our Company. We are very proud and thankful that they chose to continue with Hardinge during difficult times to participate in improving our operating performance. We realize our employees are directly involved in positioning Hardinge for growth and profitability, and we want to thank each and every one of them for their efforts.

Sincerely,

J. Patrick Ervin

J. Patrick Ervin
Chairman of the Board, President, and Chief Executive Officer

THANK YOU

As we go forward into 2004, we anticipate a number of positive achievements for Hardinge. However, I want to take a moment to thank two individuals who have played major roles in Hardinge's success to date. In 2004, E. Martin Gibson and Richard J. Cole, two of our long-term and very distinguished members of our Board of Directors, will retire.

Mr. Gibson, former Chairman of the Board and board member since 1981, was most recently Chairman of the Compensation Committee and Chairman of the Nominating Committee. Over the last 23 years Marty has provided both Hardinge, and me personally, with great vision and assistance during some very difficult times. His wealth of business experience, combined with his willingness to assist and challenge management, has been a wonderful resource for Hardinge.

Mr. Cole has been a board member since 1991, most recently serving as Chairman of the Audit Committee, while also being a member of the Company's Compensation and Investment Committees. Dick has faithfully served Hardinge over the last 13 years, and his overall knowledge of business, coupled with his sound business judgment, has contributed greatly to Hardinge's success. Dick's vast business background has provided both Hardinge and me a resource to use as business options were being contemplated.

During their service on the Board, both Marty and Dick were actively engaged in helping establish strategic direction for Hardinge, while providing valuable oversight on key operational programs. I will miss the opportunity to continue working with both Marty and Dick, but I want to wish them well and publicly thank each of them for their support and assistance.

SELECTED FINANCIAL DATA

The following selected financial data is derived from the audited consolidated financial statements of the Company. The data should be read in conjunction with the consolidated financial statements, related notes, and other information included in the enclosed Form 10K.

HARDINGE INC. AND SUBSIDIARIES *(dollar amounts in thousands except per share data)*

STATEMENT OF OPERATIONS DATA	2003	2002	2001	2000	1999
Net sales	$185,302	$169,014	$209,522	$189,479	$178,533
Cost of sales	130,698	117,403	145,508	128,531	121,375
Unusual charge[2]	—	—	27,237	—	—
Gross profit	54,604	51,611	36,777	60,948	57,158
Selling, general and administrative expenses[3]	47,638	44,900	53,209	47,037	46,261
Provision — doubtful accounts[2]	93	1,548	6,676	1,242	1,280
Impairment charge[2]	—	—	5,519	—	—
Operating income (loss)	6,873	5,163	(28,627)	12,669	9,617
Interest expense	2,917	3,978	3,656	1,736	1,743
Interest (income)	(500)	(496)	(509)	(582)	(565)
Income (loss) before income taxes and minority interest in consolidated subsidiary and in investment of equity company	4,456	1,681	(31,774)	11,515	8,439
Income taxes (benefits)[1]	14,667	(868)	(10,245)	3,631	3,054
Minority interest in (profit) loss of consolidated subsidiary	(1,257)	(566)	(642)	(263)	656
Profit (loss) in investment of equity company	184	17	318	(89)	—
Net (loss) income[1,2]	$ (11,284)	$ 2,000	$(21,853)	$ 7,532	$ 6,041
PER SHARE DATA					
Weighted average number of common shares outstanding	8,708	8,687	8,695	8,755	9,287
Basic (loss) earnings per share	$(1.30)	$.23	$(2.51)	$.86	$.65
Weighted average number of common shares outstanding	8,708	8,687	8,695	8,794	9,287
Diluted (loss) earnings per share	$(1.30)	$.23	$(2.51)	$.86	$.65
Cash dividends declared per share	$.02	$.10	$.53	$.56	$.56
BALANCE SHEET DATA					
Working capital	$103,280	$103,864	$61,837	$120,324	$117,723
Total assets	245,707	256,285	257,872	283,116	241,457
Total debt	23,301	42,002	60,558	58,559	27,593
Shareholders' equity	139,086	145,786	141,215	169,463	171,714

1. *2003 results included a non-cash charge for income tax expense of $12,905 to provide a valuation allowance for the Company's U.S. deferred tax assets as required by FAS 109.*
2. *2001 results include an unusual charge of $27,237 for inventory write-downs for under-performing product lines; a one time additional provision for doubtful accounts of $5,200; and $5,519 for impairment of goodwill and other underutilized assets. The after tax impact of those unusual items was $26,455 in aggregate.*
3. *2001, 2000, and 1999 SG&A included amortization of goodwill of $826, $144, and $144, respectively, whereas, 2003 and 2002 had no amortization expense due to the adoption of Statement of Financial Accounting Standards No. 142, as discussed in Note 1 to the Financial Statements.*

HORIZONTAL AND VERTICAL TURNING MACHINES

Hardinge turning machine products offer superior performance and value to our customers. They prove themselves daily as accurate, reliable, and cost-effective performers in thousands of installations worldwide. The line includes the broad offerings under the Quest series CNC horizontal turning machines, the Quest GT gang tooling machine, the Quest Twin Turn versatile, multi-tasking machine, the ELITE CNC performance series, and the TALENT CNC value lathes. The Company also offers vertical turning machines, with both traditional spindle in the machine base placement and the VL series with an inverted spindle.



THE HARDINGE GRINDING GROUP— KELLENBERGER AND HTT GRINDING EQUIPMENT

With the best technology validated by over 100 years of experience, Kellenberger specializes in external and universal cylindrical grinding machines, supporting a customer base that spans the globe. HTT (Hauser Tripet Tschudin) offers Hauser Jig Grinding machines that service the mold making industry and others throughout the world, and Tripet and Tschudin products that provide customized internal and external cylindrical grinding systems to meet high volume production applications.



MACHINING AND MILLING MACHINES

Hardinge offers a range of reliable, rugged, and versatile Vertical Machining Centers with size offerings from a 600mm to 1500mm x-axis travel. This complete line is also offered in a high-performance series with high-torque or high-speed models available and is pleasing customers throughout the world. In addition, Hardinge now produces and sells the long time standard Bridgeport knee mills.



WORKHOLDING AND INDUSTRIAL PRODUCTS

Hardinge manufactures and sells directly to its customers a wide range of workholding solutions. Products include collets, toolholders, and chucks for Hardinge and other manufacturers' machine tools, including traditional automatic screw machines, lathes, and rotary transfer machines, and Swiss-type collets and accessories for all brands of Swiss-type machines. Also, Hardinge makes collets for gripping materials such as wood, glass, pill capsules, and plastics for applications outside of the metal-cutting industry.








HARDINGE

HARDINGE


KELLENBERGER
VARIA UR 175/1000

HAUSER









DIRECTORS

J. PATRICK ERVIN
Chairman of the Board, President, and Chief Executive Officer

DANIEL J. BURKE
President and CEO Swift Glass Co., Inc.

RICHARD J. COLE[1]
Formerly, President MCS (Consulting Services)

E. MARTIN GIBSON[1]
Formerly, Chairman and CEO Corning Lab Services, Inc

DOUGLAS A. GREENLEE
Owner—Harpers Ferry Wood

J. PHILIP HUNTER
Attorney—Sayles & Evans

ALBERT W. MOORE
Formerly, President, Association for Manufacturing Technology (AMT)

JOHN J. PERROTTI
Executive Vice President and CFO—Gleason Corporation

MITCHELL I. QUAIN
Chairman of Register.com, Inc.

KYLE H. SEYMOUR[2]
Chairman, President and Chief Executive Officer—Xtek, Inc.

RICHARD L. SIMONS
Executive Vice President, CFO, Treasurer, and Assistant Secretary

1. Retired from the Board effective May 4, 2004.

2. Appointed to the Board on February 17, 2004.

OFFICERS

J. PATRICK ERVIN
Chairman of the Board, President, and Chief Executive Officer

RICHARD L. SIMONS
Executive Vice President, CFO, Treasurer, and Assistant Secretary

JOSEPH T. COLVIN
Vice President, General Manager—Workholding Operations

CLIVE M. DANBY
Vice President—Engineering

RICHARD B. HENDRICK
Vice President—Controller

J. PHILIP HUNTER
Secretary

JURG KELLENBERGER
Vice President—Grinding (President—L. Kellenberger & Co. AG)

DOUGLAS G. RICH
Vice President—General Manager—U.S. Machine Operations

DOUGLAS C. TIFFT
Senior Vice President—Administration

STOCK TRANSFER AGENT AND REGISTRAR

Shareholders requiring a change of name, address or ownership of stock, as well as information about shareholder records, lost or stolen certificates, dividend checks, dividend direct deposit, and dividend reinvestment should contact:

Computershare Investor Services LLC
2 North LaSalle
Chicago, IL 60602

Phone (toll-free): 888-294-8217
Fax: 312-601-4332
E-mail: *web.queries@computershare.com*
Web: *www.computershare.com*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2003.

Commission File Number 0-15760

HARDINGE INC.

(Exact name of registrant as specified in its charter)

NEW YORK (State or other jurisdiction of incorporation or organization)	**16-0470200** (I.R.S. Employer Identification No.)
One Hardinge Drive, Elmira, New York (Address of principal executive offices)	**14902-1507** Zip Code

Registrant's telephone number, including area code:
(607) 734-2281

Securities registered pursuant to Section 12(b) of the Act:
None

Securities pursuant to section 12(g) of the Act:

Common Stock with a par value of $.01 per share	**NASDAQ**
Preferred Stock purchase rights	(Name of exchange on which registered)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☒ No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined by Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2003 was $57,190,798, based on the closing price of common stock on the NASDAQ stock exchange on June 30, 2003. Shares of common stock held by each officer and director and by the Company's benefit plans have been excluded in that such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for any other purpose.

The number of shares outstanding of the issuer's common stock as of February 1, 2004:

Common Stock, $.01 par value 8,857,849 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Hardinge Inc.'s Proxy Statement to be filed with the Commission on or about March 24, 2004 are incorporated by reference to Part III of this Form.

PART I

ITEM 1.—BUSINESS

General

Hardinge Inc.'s principal executive offices are located at One Hardinge Drive, Elmira, New York 14902-1507; telephone (607) 734-2281. The headquarters are located in Chemung County, New York, which is on the south-central border of upstate New York. The Company's website is www.hardinge.com. Hardinge's website provides links to all of the Company's filings with the Securities and Exhange Commission. A copy of the 10-K is avaiable on the website or can be obtained by contacting the Investor Relations Department at the Company's executive offices.

The Company has seven wholly owned subsidiaries and one majority owned subsidiary.

Canadian Hardinge Machine Tool, Ltd	Toronto, Ontario, Canada	
Hardinge China, Limited	Hong Kong, People's Republic of China	
Hardinge GmbH	Krefeld, Germany	
Hardinge Machine Tools, Ltd.	Exeter, England	
Hardinge Shanghai Company, Ltd.	Shanghai, People's Republic of China	
HTT Hauser Tripet Tschudin AG	Biel, Switzerland	
L. Kellenberger & Co. AG	St. Gallen, Switzerland	
Hardinge Taiwan Precision Machinery Limited	Nan Tou City, Taiwan, Republic of China	51%

The Company has manufacturing facilities located in Chemung County, New York, St. Gallen, Switzerland, Nan Tou City, Taiwan, and Biel, Switzerland. The Company assembles machinery at its Shanghai, PRC facility for delivery to customers in Asia. Hardinge manufactures the majority of the products it sells, purchasing a few machine accessories from other manufacturers for resale.

References to Hardinge Inc., the "Company", or "Hardinge" are to Hardinge Inc. and its predecessors and subsidiaries, unless the context indicates otherwise. The Company changed its name in 1995 from Hardinge Brothers, Inc. to Hardinge Inc.

Products

The Company's primary business is manufacturing high-precision computer controlled metal-cutting turning machines, grinding machines, and vertical machining centers, and accessories related to those machines. It considers its products to be among the world's best in terms of accuracy, reliability, durability, and value.

The Company has been a manufacturer of industrial-use Super-Precision® and general precision turning machine tools since 1890. Turning machines, or lathes, are power-driven machines used to remove material from a rough-formed part by moving multiple cutting tools against the surface of a part rotating at very high speeds in a spindle mechanism. The multi-directional movement of the cutting tools allows the part to be shaped to the desired dimensions. On parts produced by Hardinge machines, those dimensions are often measured in millionths of inches. Hardinge considers itself to be a leader in the field of producing machines capable of consistently and cost-effectively producing parts to those dimensions.

Grinding is a machining process where a surface is shaped to closer tolerances with a rotating abrasive wheel or tool. Grinding machines can be used to finish parts of various shapes and sizes. The grinding machines of the Company's Kellenberger subsidiary are used to grind the inside and outside diameters of cylindrical parts. Such grinding machines are typically used to provide a more exact finish on a part which has been partially completed on a lathe. The grinding machines of Kellenberger, which are manufactured in both CNC and manually controlled models, are generally purchased by the same type of customers as other Hardinge equipment and further the ability of the Company to be a sole source supplier for its customers.

Hardinge has complemented its precision grinding technology of Kellenberger AG by adding HTT Hauser Tripet Tschudin AG to its grinding machine product line. Hauser machines are jig grinders used to make demanding contour components, primarily for tool and moldmaking applications. Tripet and Tschudin product technology is focused on the specialized grinding needs of high volume production customers.

Vertical machining centers cut material differently than a turning machine. These machines are designed to remove material from stationary, prismatic (box-like) parts of various shapes with rotating tools that are capable of milling, drilling, tapping, reaming and routing. Machining centers have mechanisms that automatically change tools based on commands from a built-in computer control without the assistance of an operator. Machining centers are generally purchased by the same customers as turning machines. A customer can obtain machining centers with the same quality and reliability as the Company's turning machines and can obtain both of them from a single supplier. The Company produces a broad line of machining centers addressing a range of sizes, speeds and powers.

Generally, Hardinge's machines are computer numerically controlled ("CNC") and use commands from an integrated computer to control the movement of cutting tools, grinding wheels, part positioning, and in the case of turning and grinding machines, the rotation speeds of the part being shaped. The computer control enables the operator to program operations such as part rotation, tooling selection and tooling movement for a specific part and then store that program in memory for future use. The machines are able to produce parts while left unattended when connected to automatic bar-feeding, robotics equipment, or other material handling devices designed to supply raw materials.

In November of 2002, the Company entered into an alliance agreement with BPT IP, LLC. Hardinge has assumed responsibility in North America for manufacture and distribution of Bridgeport knee mills, and parts and support services functions for both knee mills and vertical machining centers previously produced by the Connecticut operations of Bridgeport Machines, Inc. Royalty payments to BPT IP, LLC are based on dollar volume of shipments of product.

New product development is important to the Company's growth. Products are introduced each year to take advantage of new technologies available to the Company. These technologies generally allow the machine to run at higher speeds and with more power, thus increasing their efficiency. Customers routinely replace old machines with newer machines that can produce parts faster and with less time to set up the machine when converting from one type of part to another.

Multiple options are available on the broad range of the Company's machines which allow customers to customize their machines for the specific purpose and cost objective they require. The Company produces machines for stock with popular option combinations for immediate delivery, as well as machines made to specific customer orders. In addition to its machines, the Company provides the necessary computer programming and tooling, as well as robotics and other parts handling equipment manufactured by it or others.

Generally, Hardinge machines can be used to produce parts from all of the standard ferrous and non-ferrous metals, as well as plastics, composites and exotic materials.

In addition, the Company offers the most extensive line of workholding and toolholding devices available in the industry, which may be used on both its turning machines and those produced by others. The Company considers itself to be a worldwide leader in the design and manufacture of workholding and toolholding devices for turning equipment.

The Company offers various warranties on its equipment and considers post-sales support to be a critical element of its business. Warranties on machines typically extend for twelve months after purchase.

Services provided include operation and maintenance training, in-field maintenance, and in-field repair. The Company, where practical, provides readily available replacement parts. The Company offers these post sales support services on a paid basis throughout the life of the machine.

Markets and Distribution

Sales are in the United States and to most industrialized countries in the world.

The Company markets its machine tools in most areas of the world through a combination of distributors, agents and, manufacturers' representatives. In certain areas of the United States, Canada, China, Germany, and the United Kingdom, the company uses a direct sales force. Generally, distributors have exclusive rights to sell the Company's products in a defined geographic area.

Certain of the Company's distributors operate independent businesses, purchase machine tools and non-machine products from the Company at discounted prices and maintain inventories of these products and spare parts for their customers, while other distributors only sell machine tools on behalf of the Company and receive commissions on sales. The Company's commission schedule is adjusted to reflect the level of aftermarket support offered by its distributors. The Company's direct sales personnel earn a fixed salary plus commission based upon a percentage of net sales.

Sales through distributors are made only on standard commercial open account terms and are not included in the Company's financing programs discussed below. Distributors take title to products upon shipment from the Company's facilities and do not have any special return privileges.

In the past the Company has provided financing terms of up to seven years for qualified end user customers who purchased equipment, primarily in the United States and Canada. These contracts were backed by liens and security agreements. The Company had chosen, when appropriate, to sell underlying U.S. notes receivable contracts to third party, unrelated financial institutions to reduce debt and finance current operations. The Company retained no rights to any retained interest in these notes and surrendered ultimate control over the notes. There were no repurchase or remarketing agreements with these third parties. As a marketing tool, the Company occasionally offered below market interest rates and deferred payments for up to 6 months. The present value of the impact of these programs was treated as a sales discount at the time of sale. The terms of the interest rates and payment schedules were not changed after the original contract was written, unless a default occured. The Company discontinued providing financing itself in 2002 and began outsourcing long-term customer financing to third parties.

The Company is able to work with the third party financing companies to offer special terms to customers to continue the marketing benefits of the program. The amount of the charge from the third party financing company for these special programs is treated as a discount to sales at the time of the contract. There are no repurchase or remarketing agreements with these third parties.

The Company's non-machine products are mainly sold in the United States through telephone orders to a toll-free "800" telephone number, which is linked to an on-line computer order entry system maintained by the Company at its Elmira headquarters. In most cases, the Company is able to package and ship in-stock tooling and repair parts within 24 hours of receiving orders. The Company can package and ship items with heavy demand within several hours. In other parts of the world, these products are sold through distributor arrangements associated with machine sales.

The Company promotes recognition of its products in the marketplace through advertising in trade publications and participation in industry trade shows. In addition, the Company markets its non-machine products through publication of general catalogues and other targeted catalogues, which it distributes to existing and prospective customers. The Company has a substantial presence on the internet at www.hardinge.com where customers can obtain information about the Company's products and place orders for workholding products.

A substantial portion of the Company's sales are to small and medium-sized independent job shops, which in turn sell machined parts to their industrial customers. Industries directly and indirectly served by the Company include aerospace, automotive, construction equipment, defense, energy, farm equipment, fiber optics, medical equipment, recreational equipment, telecommunications, and transportation.

The Company operates in a single business segment, industrial machine tools.

Competitive Conditions

The primary competitive factors in the marketplace for the Company's machine tools are reliability, price, delivery time, service and technological characteristics. There are many manufacturers of machine tools in the world. They can be categorized by the size of material their products can machine and the precision level they can achieve. In the size and precision level the Company addresses with its turning machines, the primary competition comes from several Japanese, German, Taiwanese and Korean manufacturers. The Company's primary competition for machining centers comes from manufacturers in the U.S., Taiwan and Korea. The Kellenberger and HTT machines compete with machines from Japanese, German and other Swiss manufacturers. Management considers its segment of the industry to be extremely competitive. The Company believes that it brings superior quality, reliability, value, availability, capability and support to its customers.

Sources and Availability of Raw Materials

The Company manufactures and assembles its lathes and related products at its Elmira, New York plant. The Kellenberger grinding machines and related products are manufactured at its St. Gallen, Switzerland plant and HTT products are produced at its Biel, Switzerland facility. Hardinge produces its machining centers and a line of lathes at its majority-owned subsidiary in Taiwan. Products are manufactured by the Company from various raw materials, including cast iron, sheet metal, and bar steel. Although the Company's operations are highly integrated, it purchases a number of components from outside suppliers, including the computer and electronic components for its CNC lathes, grinding machines, and machining centers. There are multiple suppliers for virtually all of the Company's raw material and components and the Company has not experienced a supply interruption in past years.

A major component of the Company's CNC machines is the computer and related electronics package. The Company purchases these components for its lathes and machining centers primarily from Fanuc Limited, a large Japanese electronics company, except on occasions where a significant customer order specifies a different control. In 2000, the Company announced the introduction of a Siemens (a German control manufacturer) control on its line of machining centers. The Company offers Heidenhain (another German control manufacturer) and Fanuc controls on its grinding machines. While the Company believes that design changes could be made to its machines to allow sourcing from several other existing suppliers, and occasionally does so for special orders, a disruption in the supply of the computer controls from one of its suppliers could cause the Company to experience a substantial disruption of its operations, depending on the circumstances at the time. The Company purchases parts from these suppliers under normal trade terms. There are no agreements with these suppliers to purchase minimum volumes per year.

Research and Development

The Company's ongoing research and development program involves creating new products, modifying existing products to meet market demands and redesigning existing products to add both new functionality and reduce the cost of manufacturing. The research and development departments throughout the world are staffed with experienced design engineers with varying levels of education, from technical through doctoral degrees.

The worldwide cost of research and development, all of which has been charged to cost of goods sold, amounted to $8,229,000, $8,757,000, and $9,798,000, in 2003, 2002, and 2001, respectively.

Patents

Although the Company holds several patents with respect to certain of its products, it does not believe that its business is dependent to any material extent upon any single patent or group of patents.

Seasonal Trends and Working Capital Requirements

The Company's business, and that of the machine tool industry in general, is cyclical. It is not subject to significant seasonal trends. However, the Company's quarterly results are subject to fluctuation based on the timing of its shipments of machine tools, which are largely dependent upon customer delivery requirements. Traditionally, the Company has experienced reduced activity during the third quarter of the year, largely as a result of vacations scheduled at its U.S. and European customers' plants and the Company's policy of closing its New York and Switzerland facilities for two weeks during July. As a result, the Company's third-quarter net sales, income from operations and net income typically have been the lowest of any quarter during the year.

The ability to deliver products within a short period of time is an important competitive criterion. Also, the Company feels it is important, where practical, to provide readily available replacement parts for the machines it sells. The Company carries inventory at levels to meet these customer requirements.

For many years, the Company periodically sold to various financial institutions a substantial portion of the customer notes receivable generated by its customer financing program. The Company discontinued providing financing in 2002, and began arranging for outside third party financing to its customers. While the Company's customer financing program has an impact on its month-to-month borrowings, it has had little long-term impact on its working capital requirements because of the subsequent sales of these notes to financial institutions.

Backlog

The Company normally ships its machine products within two to three months after order. The Company's order backlog was $42,747,000 at December 31, 2003, compared to $37,024,000 at December 31, 2002.

Orders are generally subject to cancellation by the customer prior to shipment. The level of unfilled orders at any given date during the year may be materially affected by the timing of the Company's receipt of orders and the speed with which those orders are filled. Accordingly, the Company's backlog is not necessarily indicative of actual shipments or sales for any future period, and period-to-period comparisons may not be meaningful.

Governmental Regulations

The Company believes that its current operations and its current uses of property, plant and equipment conform in all material respects to applicable laws and regulations.

Environmental Matters

The Company's operations are subject to extensive federal and state legislation and regulation relating to environmental matters.

Certain environmental laws can impose joint and several liability for releases or threatened releases of hazardous substances upon certain statutorily defined parties regardless of fault or the lawfulness of the original activity or disposal. Activities at properties owned by the Company and on adjacent areas have resulted in environmental impacts.

In particular, the Company's New York manufacturing facility is located within the Kentucky Avenue Well Field on the National Priorities List of hazardous waste sites designated for cleanup by the United

States Environmental Protection Agency ("EPA") because of groundwater contamination. The Kentucky Avenue Well Field site encompasses an area of approximately three square miles which includes sections of the Town of Horseheads and the Village of Elmira Heights in Chemung County, New York. The Company, however, has never been named as a potentially responsible party at the site or received any requests for information from EPA concerning the site. Environmental sampling on the Company's property within this site under supervision of regulatory authorities has identified off-site sources for such groundwater contamination and has found no evidence that the Company's property is contributing to the contamination.

Environmental sampling at the Company's former New York manufacturing facility following the removal of an underground storage tank disclosed the presence of hydrocarbon contamination in surrounding soils. An environmental consultant retained by the Company prepared a site assessment and remedial action plan which were adopted and approved by the New York State Department of Environmental Conservation (DEC). Pursuant to the timetable set forth in the remedial action plan, the Company completed the construction phase of the cleanup in the first quarter of 1996. On August 31, 1998, the DEC notified the Company that it could decommission the pump and treat system, skim product from one of the wells, and bioremediate in three locations. On October 30, 2002 the DEC notified Hardinge that, based upon a number of factors, including removal of the source of the potential impact, lack of any environmentally sensitive receptors currently being impacted by contamination from the site, and current site usage, the site would require no further remedial action.

Although the Company believes, based upon information currently available to management, that it will not have material liabilities for environmental remediation, there can be no assurance that future remedial requirements or changes in the enforcement of existing laws and regulation, which are subject to extensive regulatory discretion, will not result in material liabilities.

Employees

As of December 31, 2003 the Company employed 1,187 persons, 574 of whom were located in the United States. None of the Company's employees are covered by collective bargaining agreements. Management believes that relations with the Company's employees are good.

Foreign Operations and Export Sales

Information related to foreign and domestic operations and sales is included in Note 8 to the consolidated financial statements contained in this Annual Report. The Company believes that its subsidiaries operate in countries in which the economic climate is relatively stable.

ITEM 2.—PROPERTIES

Pertinent information concerning the principal properties of the Company and its subsidiaries is as follows:

Location	Type of Facility	Acreage (Land) Square Footage (Building)
Owned Properties		
Horseheads, New York	Manufacturing, Engineering, Turnkey Systems, Marketing, Sales, Demonstration, Service and Administration	80 acres 515,000 sq. ft.
Elmira, New York	Warehouse	12 acres 176,000 sq. ft.
St. Gallen, Switzerland	Manufacturing, Engineering, Turnkey Systems, Marketing, Sales, Demonstration, Service and Administration	8 acres 162,924 sq. ft.
Biel, Switzerland	Manufacturing, Engineering, Turnkey Systems	4 acres 41,500 sq. ft.
Exeter, England	Sales, Marketing, Demonstration, Service, Turnkey Systems and Administration	2 acres 27,500 sq. ft.

Location	Type of Facility	Square Footage	Lease Expiration Date
Leased Properties			
Krefeld, Germany	Sales, Service and Demonstration	4,000 sq. ft.	1/01/07
Santa Ana, California	Sales	2,900 sq. ft.	7/31/07
Cleveland, Ohio	Sales, Service and Demonstration	10,000 sq. ft.	8/31/05
Shanghai, PRC	Product Assembly, Sales, Service, Demonstration and Administration	14,500 sq. ft.	7/31/09
Nan Tou, Taiwan	Manufacturing, Engineering, Marketing, Sales, Service, Demonstration and Administration	110,000 sq. ft.	3/06/19
Biel, Switzerland	Manufacturing, Marketing Sales, Service, and Administration	48,616 sq. ft.	8/31/05
St. Gallen, Switzerland	Manufacturing and Trade	21,118 sq. ft.	8/02/06

ITEM 3.—LEGAL PROCEEDINGS

The Company is from time to time involved in routine litigation incidental to its operations. None of the litigation in which the Company is currently involved, individually or in the aggregate, is anticipated to be material to its financial condition or results of operations.

ITEM 4.—SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of 2003, no matters were submitted to a vote of security holders.

PART II

ITEM 5.—MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The following table reflects the highest and lowest values at which the stock traded in each quarter of the last two years. Hardinge Inc. common stock trades on The Nasdaq Stock Market under the symbol "HDNG." The table also includes dividends per share, by quarter.

	2003			2002		
	Values			Values		
	High	Low	Dividends	High	Low	Dividends
Quarter Ended						
March 31	$8.25	$6.85	$.00	$14.85	$9.01	$.06
June 30	8.34	6.45	.01	13.68	9.75	.03
September 30	9.49	7.90	.00	10.07	7.37	.00
December 31	11.58	8.30	.01	8.47	5.75	.01

At February 1, 2004, there were 3,298 holders of record of common stock.

ITEM 6.—SELECTED FINANCIAL DATA

The following selected financial data is derived from the audited consolidated financial statements of the Company. The data should be read in conjunction with the consolidated financial statements, related notes and other information included herein (dollar amounts in thousands except per share data).

	2003	2002	2001	2000	1999
STATEMENT OF OPERATIONS DATA					
Net sales	$185,302	$169,014	$209,522	$189,479	$178,533
Cost of sales	130,698	117,403	145,508	128,531	121,375
Unusual charge(2)			27,237		
Gross profit	54,604	51,611	36,777	60,948	57,158
Selling, general and administrative expenses(3)	47,638	44,900	53,209	47,037	46,261
Provision—doubtful accounts(2)	93	1,548	6,676	1,242	1,280
Impairment charge(2)			5,519		
Operating income (loss)	6,873	5,163	(28,627)	12,669	9,617
Interest expense	2,917	3,978	3,656	1,736	1,743
Interest (income)	(500)	(496)	(509)	(582)	(565)
Income (loss) before income taxes and minority interest in consolidated subsidiary and in investment of equity company	4,456	1,681	(31,774)	11,515	8,439
Income taxes (benefits)(1)	14,667	(868)	(10,245)	3,631	3,054
Minority interest in (profit) loss of consolidated subsidiary	(1,257)	(566)	(642)	(263)	656
Profit (loss) in investment of equity company	184	17	318	(89)	
Net (loss) income(1)(2)	$(11,284)	$ 2,000	$(21,853)	$ 7,532	$ 6,041
PER SHARE DATA:					
Weighted average number of common shares outstanding	8,708	8,687	8,695	8,755	9,287
Basic earnings (loss) per share	$ (1.30)	$ .23	$ (2.51)	$ .86	$ .65
Weighted average number of common shares outstanding	8,708	8,687	8,695	8,794	9,287
Diluted earnings (loss) per share	$ (1.30)	$ .23	$ (2.51)	$ .86	$ .65
Cash dividends declared per share	$ .02	$ .10	$ .53	$ .56	$ .56
BALANCE SHEET DATA					
Working capital	$103,280	$103,864	$ 61,837	$120,324	$117,723
Total assets	245,707	256,285	257,872	283,116	241,457
Total debt	23,301	42,002	60,558	58,559	27,593
Shareholders' equity	139,086	145,786	141,215	169,463	171,714

(1) 2003 results include a non-cash charge for income tax expense of $12,905 to provide a valuation allowance for the Company's U.S. deferred tax assets as required by FAS 109.

(2) 2001 results include an unusual charge of $27,237 for inventory write-downs for underperforming product lines; a one time additional provision for doubtful accounts of $5,200; and $5,519 for impairment of goodwill and other underutilized assets. The after tax impact of those unusual items was $26,455 in aggregate.

(3) 2001, 2000, and 1999 SG&A included amortization of goodwill of $826, $144, and $144, respectively, whereas, 2003 and 2002 had no amortization expense due to the adoption of Statement of Financial Accounting Standards No. 142, as discussed in Note 1 to the Financial Statements.

ITEM 7.—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview. The Company's primary business is manufacturing high-precision computer controlled metal-cutting and grinding machines and related accessories. The Company is geographically diversified with manufacturing facilities in the U.S., Switzerland, Taiwan, and China and with sales to most industrialized countries. Over 56% of its 2003 sales were to customers outside North America, and 52% of its employees are outside of North America.

The Company's machine products are considered to be capital goods and are part of what has historically been a highly cyclical industry. The Company's management believes that a key performance indicator is its order level as compared to industry measures of market activity levels.

The U.S. market activity metric most closely watched by management has been metal-cutting machine orders as reported by the Association of Manufacturing Technology (AMT), the primary industry group for U.S. machine tool manufacturers. In 2003, industry-wide orders for metal cutting machine tools decreased 6% from the previous year. In 2002, orders decreased by 25% from 2001.

Similar information regarding machine tool consumption in foreign countries is published in various trade journals. In Germany, the Company's second largest market, consumption measured in local currencies decreased by 17% when comparing 2003 to 2002, while it decreased by 20% when comparing 2002 to 2001. In China, the Company's next largest market, consumption increased by 27% from 2002 to 2003, and increased by 20% from 2001 to 2002. In the United Kingdom, the fourth largest market for the Company, machine tool consumption measured in pound sterling decreased by 13% when comparing 2003 to 2002, and by 26% when comparing 2002 to 2001.

Other closely followed U.S. market indicators are tracked to determine activity levels in U.S. manufacturing plants that might purchase the Company's products. One such measurement is the PMI (formerly called the Purchasing Manager's Index), as reported by the Institute for Supply Management. This measurement has been on an increasing trend during 2003 and, in fact, has reached its highest level in the past 10 years. Another measurement is capacity utilization, as reported by the Federal Reserve Board. This measurement has been on an upward trend, but has not yet reached the levels that have historically preceded a strong level of capital spending by manufacturers. The Company's management is not aware of comparably reliable measures of foreign demand or customer activity.

Other key performance indicators are geographic distribution of sales and orders, gross margin as a percent of sales, income from operations, working capital changes and debt level trends. In an industry where constant product technology development has led to an average model life of three to five years, effectiveness of technological innovation, and development of new products are also key performance indicators.

The Company recorded a deferred tax charge in September 2003 which reflected a full-year 2003 impact of $12,905,000. As explained in Note 7 to the Consolidated Financial Statements, this charge, reflecting Statement of Financial Accounting Standards No. 109, established a valuation allowance offsetting the Company's entire U.S. deferred tax asset. As also explained in Note 7, the Company's management continues to believe that these deferred tax assets will be fully utilized as credits against tax expense on future taxable income well before the assets would expire. Reasons cited include the $10,000,000 average annual pretax profit earned by the Company's U.S. operations in the years 1990-2000 and the lengthy carry-forward period provided by current tax law, which for the Company's current deferred tax assets extends until 2021-2023.

The Company's management believes currency exchange rate changes are significant to reported results for several reasons. The Company's primary competitors, particularly for the most technologically advanced products, are now largely manufacturers in Japan, Germany, and Switzerland, which causes the worldwide valuation of the yen, euro, and Swiss franc to be central to competitive pricing in all of the

Company's markets. Also, the Company translates the results of its Swiss, Taiwanese, Chinese, English, German and Canadian subsidiaries into U.S. dollars for consolidation and reporting purposes. Period to period changes in the exchange rate between their local currency and the U.S. dollar may affect comparative data significantly. The Company also purchases computer controls and other components from suppliers throughout the world, with purchase costs reflecting currency changes.

In the past two years, pension liabilities have represented another significant uncertainty for the Company. The Company provides defined benefit pension plans for eligible employees in the U.S., Switzerland, England, and Taiwan. Recent declines in interest rates used to calculate the present value of future pension obligations and negative U.S. and UK equity market investment returns in 2002 have resulted in deferred pension charges to equity of $3,940,000 in 2003 and $5,112,000 in 2002. Although these are non-cash charges that do not affect net income, the underlying economic causes reflect a risk of increased future pension expense. As discussed later, further large pension charges driven by declines in interest rates or lower than assumed investment returns may require the Company to negotiate changes to its current borrowing arrangements.

Results of Operations

2003 Compared to 2002

Orders and Backlog: The Company's new orders rose 20.1% to $186,447,000 in 2003 compared to $155,271,000 in 2002, as shown in the table below:

Orders from Customers in:	2003	2002	Change	% Change
	(dollars in thousands)			
North America	$ 87,822	$ 70,353	$17,469	24.8%
Europe	64,515	55,405	9,110	16.4%
Asia & Other	34,110	29,513	4,597	15.6%
Total	$186,447	$155,271	$31,176	20.1%

This $31,176,000 increase in new orders, however, included $10,983,000 due to the decline in the exchange rate of the dollar. This represents the increased dollar value of the orders originally recorded in the Swiss franc and other local currencies of the Company's foreign subsidiaries when those orders are translated into U.S. dollars for consolidation. The remaining $20,193,000 increase in orders represents a 13.0% increase over 2002 orders.

The Company's North American orders rose despite a continuing decline in industry-wide orders, with 2003 metal-cutting machinery orders from U.S. customers, as reported by the Association for Manufacturing Technology, 6% below the already depressed levels of 2002. U.S. orders for Hardinge's traditional products outpaced the overall industry. The Company also added incremental new business from the Bridgeport knee mills, repair parts and services added in 2003 based on the five-year licensing agreement executed in November 2002.

Orders from European customers were 16.4% above 2002 orders. However, excluding the previously mentioned impacts of exchange rate changes, European orders in 2003 were only 2.3% above 2002 levels. European order levels reflect low economic growth throughout continental Europe. Given the euro's strength and other political and economic factors, the Company's management is concerned that this may limit business activity in 2004.

Orders from Asia and Other regions were 15.6% above the record level achieved in 2002. Although second quarter orders from Asia were clearly lower as a result of the SARS outbreak, the Company believes that full-year 2003 order levels were not significantly affected. Current order and pre-order activity in this market suggests that 2004 orders here will continue to increase.

The Company's December 31, 2003 backlog of $42,747,000 was 15.5% above the December 31, 2002 backlog of $37,024,000. The previously described currency exchange rate changes significantly increased the dollar value of the backlogs of the Company's foreign subsidiaries. Excluding those impacts, the Company's backlog increased by 8.5%.

The following table summarizes certain financial data for 2003 and 2002:

	Year Ended December 31,			
	2003	2002	Change	% Change
	(dollars in thousands)			
Net Sales	$185,302	$169,014	$ 16,288	9.6%
Gross Profit	54,604	51,611	2,993	5.8%
Income from operations	6,873	5,163	1,710	33.1%
Profit before taxes	4,456	1,681	2,775	165.1%
Net (loss) income	(11,284)	2,000	(13,284)	
Gross Profit as % of sales	29.5%	30.5%	-1.0%	
PBT as % of sales	2.4%	1.0%	1.4%	
Net (loss) income as % of sales	-6.1%	1.2%	-7.3%	

Net Sales. Net sales were $185,302,000 in 2003, compared to $169,014,000 in 2002. This increase of $16,288,000, or 9.6% of the 2002 sales level, included all three sales regions, as shown below:

Sales to Customers in:	2003	2002	Change	% Change
	(dollars in thousands)			
North America	$ 80,087	$ 69,400	$10,687	15.4%
Europe	73,863	71,154	2,709	3.8%
Asia & Other	31,352	28,460	2,892	10.2%
	$185,302	$169,014	$16,288	9.6%

The previously discussed decline in the exchange rate of the dollar against the Swiss franc and other currencies resulted in $11,809,000 of this increase. Excluding exchange rate impacts, sales rose 2.7%.

Sales to customers in North America increased 15.4% despite the previously described 6% decline in 2003 metal-cutting machine orders from U.S. manufacturers. Sales of Bridgeport knee mills, repair parts and service, which began during the first quarter of 2003, and a single large order from an auto parts manufacturer, contributed approximately $13,000,000 to 2003 sales. Excluding these two impacts, net sales to customers in the U.S. would have declined by 3.3%.

Sales to European customers were 3.8% above 2002 sales. However, excluding the previously described impacts of exchange rate translation effects, 2003 sales to European customers were 8.8% below 2002 sales. As previously described, European demand for machine tools has been dramatically reduced by the euro's stronger value and the Company's management believes that activity in this important market may remain under pressure in 2004.

Sales in the Asia and Other region, primarily sales to China, rose 10.2% to $31,352,000 in 2003 compared to $28,460,000 in 2002. This reflects the Company's continuing initiatives to expand its sales and manufacturing capabilities within China. As noted previously, recent order activity in this region suggests that 2004 orders will continue to increase.

The geographic mix of sales is further reflected as percentages of total sales as shown in the table below:

Sales to Customers in:	2003	2002	Change
North America	43.2%	41.1%	2.1%
Europe	39.9%	42.1%	−2.2%
Asia & Other	16.9%	16.8%	0.1%
Total	100.0%	100.0%	

Machine sales represented 68.3% of 2003 revenues, as compared to 66.5% of 2002 sales. Sales of non-machine products and services, primarily repair parts and accessories, made up the balance.

Gross Profit. Gross margin was $54,604,000 in 2003, compared to $51,611,000 in 2002, reflecting the higher sales levels described previously. Stated as a percent of sales, gross margin was 29.5% in 2003 compared to 30.5% in 2002. Gross margins were adversely impacted in both years by lower recovery of fixed manufacturing overhead due to reduced production levels, reflecting the prolonged downturn in U.S. machine tool demand and the 2003 decline in European machinery demand. The Company has implemented personnel reductions and other cost reduction measures throughout its North America and European operations but these have only partially offset the impacts of lower production volumes.

Selling, General, and Administrative Expenses. Selling, general and administrative ("SG&A") expenses for the year 2003 were $47,638,000, or 25.7% of net sales, compared to $44,900,000, or 26.6% of sales, in 2002. Excluding the effects of exchange rate translation changes, as described previously, SG&A expenses increased by only $225,000. SG&A expenses as a percentage of sales decreased due to the impact of comparing the semi fixed portions of these expenses against a larger sales volume.

Provision for Doubtful Accounts. Bad debt expense was $93,000 for the year 2003, compared to $1,548,000 incurred during 2002. Each quarter, the Company reviews the sufficiency of its allowance for bad debts, based upon its recent experience, prior years experience and the makeup and aging of its current receivables, and adjusts the allowance for bad debts accordingly. In 2003, these reviews led to reduced expense as less additional provision was warranted. In addition, certain foreign entities, based on their several years of minimal bad debt write-offs, recorded reductions to their prior allowance for bad debts which exceeded their current year charges by $368,000.

Income from Operations. Income from operations was $6,873,000, or 3.7% of sales, during 2003, compared to $5,163,000, or 3.1% of sales, in 2002, largely due to the increased sales and other factors described previously.

Interest Expense & Interest Income. Interest expense for the year 2003 was $2,917,000 compared to $3,978,000 in 2002. This 26.7% decrease was largely due to reduced average borrowings. Interest income, primarily derived from previous years' internally financed customer sales, was $500,000 in 2003 and $496,000 in 2002.

Income Taxes/Benefits. The 2003 income tax expense of $14,667,000 included a charge of $12,905,000 to provide a valuation allowance for the Company's U.S. deferred tax assets. As specified in Statement of Financial Accounting Standards No.109 (SFAS 109), the Company regularly reviewed the recent results and projected future results of its operations, as well as other relevant factors, to reconfirm the likelihood that existing deferred tax assets in each tax jurisdiction would be fully recoverable. In the Company's case, this recoverability had been based largely on the likelihood of future taxable income.

During the third quarter of 2003, it became unlikely that the Company's U.S. operations would return to profitability by the end of 2003, as had been previously expected. SFAS 109 stipulates that when a Company is relying largely on future taxable income and also has a three year cumulative pre-tax loss, considerably greater positive evidence is necessary to conclude that deferred tax assets do not warrant a valuation allowance. Although the Company is optimistic that its U.S. operations will return to profitability during 2004, it did not feel that this high standard for positive evidence could be fully met and the valuation allowance was established.

The 2002 income tax benefit contributed $868,000 to 2002 net income and occurred despite a consolidated pre-tax income of $1,681,000. The 2002 income tax benefit included a favorable foreign taxing authority ruling, which contributed $472,000 not related to 2002 income. The 2002 tax benefits were also driven by the combination of profits earned in jurisdictions with comparatively lower tax rates offset by significant losses incurred in jurisdictions with higher tax rates.

Minority Interest In (Profit) of Consolidated Subsidiary. The Company has a 51% interest in Hardinge Taiwan Precision Machinery Limited, an entity that is recorded as a consolidated subsidiary. In 2003 and 2002, respectively, $1,257,000 and $566,000 of reductions in consolidated net income represent the minority stockholders' 49% share in the joint venture's net income.

Profit In Investment of Equity Company. The Company was 50% owner of Hardinge EMAG GmbH, a joint venture with a German machine tool manufacturer, until the Company sold this investment in December 2003. The Company's 50% share of the joint venture generated profits for Hardinge of $184,000 in 2003, compared to a profit of $17,000 recognized in 2002.

Net (Loss) Income. A net loss of $(11,284,000) was incurred for the year 2003, or $(1.30) per basic and diluted share, compared to a profit of $2,000,000, or $.23 per basic and diluted share for the year 2002. As previously described, the 2003 loss included a $12,905,000 charge for a valuation allowance against the Company's U.S. deferred tax assets.

Results of Operations

2002 Compared to 2001

Orders and Backlog: The Company's new orders declined 21.2% in 2002, due to industry-wide declines in the North American and European markets, with impacts as shown in the table below:

Orders from Customers in:	2002	2001	Change	% Change
	(dollars in thousands)			
North America	$ 70,353	$ 93,803	$(23,450)	-25.0%
Europe	55,405	80,551	(25,146)	-31.2%
Asia & Other	29,513	22,709	6,804	30.0%
Total	$155,271	$197,063	$(41,792)	-21.2%

The Company's North American orders declined by 25%, reflecting the further downturn in U.S. demand for machine tools. The Association for Manufacturing Technology (AMT) has reported that 2002 metal-cutting machinery orders from U.S. customers were 25% below the already depressed levels of 2001.

Orders from European customers were 31.2% below 2001 orders. European order levels reflect a significant decline in economic activity throughout continental Europe.

The Company's 2002 orders from the Asia and Other region were 30% above their 2001 level. Orders from customers in the very strong China market constituted well over half of the region's orders in both years.

The Company's backlog at December 31, 2002 was $37,024,000, a decline of 27.7% from the $51,202,000 backlog at December 31, 2001.

The following table summarizes certain financial data for 2002 and 2001:

	2002	2001	Change	% Change
	(dollars in thousands)			
Net Sales	$169,014	$209,522	$(40,508)	-19.3%
Gross Profit	51,611	36,777	14,834	40.3%
Income (loss)from operations	5,163	(28,627)	33,790	
Profit (loss) before taxes	1,681	(31,774)	33,455	
Net income (loss)	2,000	(21,853)	23,853	
Gross Profit as % of sales	30.5%	17.6%	12.9%	
PBT as % of sales	1.0%	-15.2%	16.2%	
Net income as % of sales	1.2%	-10.4%	11.6%	

Net Sales. Net sales for the year 2002 declined 19.3%, with sales declines in all three geographic regions as shown in the table below.

Sales to Customers in:	2002	2001	Change	% Change
	(dollars in thousands)			
North America	$ 69,400	$ 98,134	$(28,734)	-29.3%
Europe	71,154	79,611	(8,457)	10.6%
Asia & Other	28,460	31,777	(3,317)	-10.4%
Total	$169,014	$209,522	$(40,508)	-19.3%

Sales to customers in North America declined 29.3%. This decrease was caused by a continuing severe industry-wide drop in machine tool orders by U.S. manufacturers and job shops. The Association for Manufacturing Technology, the primary U.S. trade group for machine tool manufacturers, reported that U.S. orders for metal-cutting machinery declined by 25.1%, to $1.8 billion in 2002, as compared to $2.4 billion in 2001. Sales in the U.S. market were also reduced by the very high level of manufacturing company bankruptcies and loan defaults, leading to a surplus of used equipment available for sale.

Sales to European customers also declined 10.6% in 2002. Industry information, including the reported diminished sales and financial results of several European machine tool companies, indicate that European customers purchased significantly fewer machine tools in 2002 than 2001.

Sales to other areas of the world decreased 10.4%. Sales to customers in the Peoples' Republic of China remained strong in both years, but the unusually high backlog of these customers' orders at the start of 2001 caused the Company's record sales there in the first two quarters of 2001.

The geographic mix of sales is further reflected as percentages of total sales below:

Sales to Customers in:	2002	2001	Change
North America	41.1%	46.8%	-5.7%
Europe	42.1%	38.0%	4.1%
Asia & Other	16.8%	15.2%	1.6%
Total	100.0%	100.0%	

Machine sales represented 66.5% of 2002 revenues, as compared to 68.3% during the previous year. Sales of non-machine products and services, primarily repair parts and accessories, make up the balance.

Gross Profit. Gross margin was 30.5% of sales in 2002, as compared to 17.6% of sales in 2001. The 2001 gross margins included $27,237,000 of unusual charges for the expedited sale or scrapping of inventory pertaining to the under-performing product lines which have now been discontinued and would have been 30.6% without those unusual charges. Gross margins were adversely impacted in both years by lower recovery of fixed manufacturing overhead, due to reduced sales and production demand. This was especially pronounced in 2002 due to the 19.3% decline in 2002 sales previously discussed. This was only partially offset by the worldwide workforce reductions and other spending controls implemented throughout both years.

Selling, General, and Administrative Expenses. Selling, general and administrative ("SG&A") expenses for the year 2002 were $44,900,000, or 26.6% of net sales, as compared to $53,209,000, or 25.4% of sales, in 2001. This 15.6% reduction in SG&A spending, or $8,309,000, reflected workforce reductions and spending controls throughout the Company's operations which began in 1999 but were increased during 2002. The 2001 SG&A also included $826,000 amortization of goodwill, whereas the comparable 2002 did not include such expense due to Statement of Financial Accounting Standards No. 142, which the Company implemented effective January 1, 2002.

Provision for Doubtful Accounts. Bad debt expense was $1,548,000 for the year 2002, compared to $6,676,000 incurred during 2001. The 2001 bad debt expense included $5,200,000 from an additional provision for doubtful accounts, reflecting both the deteriorating financial condition of certain of its financed customers and changes in the Company's outlook on the value of the pledged collateral due to the depressed market values of used machinery. Without the additional charge, 2001 bad debt expense would have been $1,476,000.

Impairment Charges. No impairment charges were incurred in 2002. The 2001 impairment charges of $5,519,000 included $3,542,000 for the impairment of purchased goodwill related to the 1997 acquisition of Hansvedt Industries. The Company discontinued sales of Hansvedt products in 2001 because these products consumed high levels of pre-sale and post-sale support and sales for the first nine months of 2001 were only $1,900,000. The additional $1,977,000 represented impairment of other assets, which have since been sold or offered for sale, and other lesser charges. The result of these measures was to reduce future expenses related to underutilized assets. The combined savings in future depreciation, amortization and aircraft operating expenses is estimated to be approximately $750,000 per year.

Income from Operations. Income from operations was $5,163,000, or 3.1% of sales, during 2002, as compared to a loss of $(28,627,000) in 2001. The 2001 results included the unusual inventory charge of $27,237,000, the additional provision for bad debts of $5,200,000 and the $5,519,000 of impairment charges, all as discussed previously. The remaining changes in 2002 results were largely due to the 19.3% reduction in sales volume, and related impacts on recovery of fixed manufacturing costs, less the various cost reduction initiatives undertaken, all as discussed previously.

Interest Expense. Interest expense for the year 2002 was $3,978,000 compared to $3,656,000 in 2001. The 8.8% increase was due to higher interest rates related to amendments to the Company's debt agreement in late 2001 and early 2002, partially offset by reduced borrowings as debt was reduced throughout 2002.

Interest Income. Interest income, primarily derived from internally financed customer sales during both years, remained relatively flat, at $496,000 for 2002 and $509,000 for 2001.

Income Taxes. Income tax benefits contributed $868,000 to 2002 net income as compared to contributing $10,245,000 in 2001. The 2002 tax benefit was despite a consolidated pre-tax income of $1,681,000. This income tax benefit included a favorable foreign taxing authority ruling, which contributed

$472,000 not related to current year income. The 2002 tax benefits were also driven by the combination of profits earned in jurisdictions with comparatively lower tax rates offset by significant losses incurred in jurisdictions with higher tax rates. For details of domestic versus foreign pre-tax earnings, see Note 7 to the Financial Statements.

The 2001 income tax benefit reflected a consolidated tax rate of 32.2% on the pre-tax loss of ($31,774,000), which included the unusual inventory charge of $27,237,000, the one time additional provision for bad debts of $5,200,000 and the $5,519,000 of impairment charges, which contributed 2001 income tax benefits of $11,501,000.

Including the effects of these tax benefits, the Company had a net U.S. deferred tax asset of $13,424,000 at December 31, 2002. Given the Company's history of U.S. earnings during past cycles and the expected market cycle upturn, which is based on independent analyses of the U.S. machine tool market as well as the Company's forecasts, the Company believed it would generate the estimated $35,300,000 of U.S. taxable income needed to realize the value of this net deferred tax asset. Therefore, no valuation allowance was recorded at that time.

Minority Interest In (Profit) of Consolidated Subsidiary. The Company has a 51% interest in Hardinge Taiwan Precision Machinery Limited, an entity that is recorded as a consolidated subsidiary. In 2002 and 2001, respectively, $566,000 and $642,000 reductions in consolidated net income represent the minority stockholders' 49% share in the joint venture's net income.

Profit (Loss) In Investment of Equity Company. Hardinge EMAG GmbH generated profits for Hardinge of $17,000 and $318,000 for 2002 and 2001, respectively, for Hardinge's 50% interest in this joint venture.

Net Income (Loss). Net income for the year 2002 was $2,000,000, or $.23 per basic and diluted share, compared to a loss of ($21,853,000), or ($2.51) per basic and diluted share for the year 2001. As noted previously, the 2001 loss included the unusual inventory charge of $27,237,000, the one time additional provision for bad debts of $5,200,000, the $5,519,000 of impairment charges, and the related income tax benefits of $11,501,000.

The 2002 results were significantly impacted by the 19.3% reduction in sales volume, as compared to 2001, and related reductions in recovery of fixed manufacturing costs, less the various cost reduction initiatives undertaken, all as discussed previously.

Liquidity and Capital Resources

The Company's current ratio at December 31, 2003 was 3.34:1, the same as at December 31, 2002.

As shown in the consolidated statements of cash flows, cash generated from operating activities was $22,211,000 in 2003, as compared to $21,875,000 generated during 2002, for an increase in cash generation of $336,000 or 1.5%.

The table below illustrates the difference in cash provided by the major line items from the Statements of Cash Flows indicated for 2003 versus 2002:

	Cash Flow 2003	Cash Flow 2002	Change in Cash Flow
	(dollars in thousands)		
Net (loss) income	$(11,284)	$ 2,000	$(13,284)
Provision for deferred taxes	13,291	2,249	11,042
Depreciation and amortization	8,668	8,967	(299)
Accounts receivable	(3,256)	2,312	(5,568)
Inventory	5,296	6,189	(893)
Income taxes receivable	5,795	(1,147)	6,942
Other assets	(2,300)	2,930	(5,230)
Accrued expenses	5,337	(5,014)	10,351
Accounts payable	(1,217)	337	(1,554)
Other	1,881	3,052	(1,171)
Cash from operating activities	$ 22,211	$21,875	$ 336

The 2003 net loss of $(11,284,000) and the $13,291,000 2003 change in provision for deferred taxes both included the $12,905,000 deferred tax charge described previously. The next largest decrease in cash generation was in accounts receivable, which increased 15.9% due to the 26.2% increase in fourth quarter 2003 sales as compared to the fourth quarter of 2002.

The $6,942,000 change in cash generation from income taxes receivable was largely due to the 2003 receipt of the $5,795,000 income tax receivable on the balance sheet at December 31, 2002.

The Company previously provided long-term financing for the purchase of its equipment by qualified end-user customers in North America. In 2002, the Company replaced the prior internal program by offering lease programs from selected established equipment lease financing companies in the U.S. and Canada. Before that change, customer financing was generally offered for a term of up to seven years, with the Company retaining a security interest in the purchased equipment and filing appropriate liens. In the event of a customer default and foreclosure, it is the practice of the Company to recondition and resell the equipment. It has been the Company's experience that such equipment resales have realized most, but not all, of the remaining contract balance.

In order to reduce debt and finance current operations, the Company previously sold a substantial portion of its underlying customer notes receivable to various financial institutions. In both 2003 and 2002, largely because of the program replacement described previously, there were no sales of customer notes. The remaining outstanding balances of all notes sold as of December 31, 2003 was $15,686,000, as compared to $32,288,000 at December 31, 2002. Recourse against the Company from default of most of the notes included in the sales is limited to 10% of the then outstanding balance of the underlying notes. The Company retained no rights to any retained interest in these notes and surrendered ultimate control over the notes. There were no repurchase or remarketing agreements with these financial institutions.

Long-term customer notes receivable which were not sold and are still held by the Company totaled $7,733,000 and $8,392,000 at December 31, 2003 and December 31, 2002, respectively.

The Company conducts some of its manufacturing, sales and service operations from leased space, with lease terms up to 20 years, and uses certain data processing equipment under lease agreements expiring at various dates during the next two years. Rent expense under these leases totaled $2,852,000, $2,587,000, and $2,479,000 during the years ended December 31, 2003, 2002, and 2001, respectively. Future minimum payments under noncancelable operating leases over the next five years are listed in the table below:

Year	Future minimum lease payments
	(in thousands)
2004	$1,633
2005	1,104
2006	706
2007	517
2008	498

Total capital expenditures were $1,534,000 in 2003, as compared to $2,337,000 in 2002. The 2003 spending, which includes $1,160,000 for equipment at the Company's two grinding machine subsidiaries in Switzerland and $288,000 for capacity expansion at the Company's Taiwan joint venture, compares to $7,650,000 of 2003 depreciation expense and represents only 2.2% of the December 31, 2002 net book value of all fixed assets. The Company currently plans to increase capital spending in 2004 to expand its manufacturing presence in China and to upgrade its accessory manufacturing in the U.S. Total 2004 capital expenditures of $3,000,000 to $5,000,000 will be financed through operations or available bank borrowings.

Financing activities during 2003 used cash of $19,817,000, primarily for the paydown of debt, which decreased by $19,664,000 during 2003. During 2002, financing activities used $22,165,000 of cash, of which $20,927,000 was for the paydown of debt. Payment of dividends used $178,000 of cash in 2003 as compared to $868,000 during 2002.

Hardinge maintains a revolving loan agreement with a group of U.S. banks that expires in August 2005. The loan agreement provides for borrowings of up to $30,000,000 secured by substantially all of the Company's domestic assets other than real estate and by a pledge of two-thirds of its investment in its Canadian and European subsidiaries. At December 31, 2003, borrowings under this agreement totaled $896,000.

The Company also has a $18,200,000 term loan with substantially the same security and financial covenants as provided under the revolving loan agreement described in the previous paragraph. The term loan provides for quarterly payments of $1,200,000 through March 2007.

The Company's Swiss subsidiaries maintain unsecured overdraft facilities with commercial banks that permit borrowing up to 9,500,000 Swiss francs, equivalent to approximately $7,674,000. There were borrowings of $17,000 under these facilities at December 31, 2003. The Company also has loan agreements with a Swiss bank which provide for borrowings up to 9,745,000 Swiss francs which is equivalent to approximately $7,872,000. Borrowings on these facilities at December 31, 2003 were $1,814,000. These agreements are secured by the real property owned by the two Swiss subsidiaries.

The following table shows the future minimum payments under these financing arrangements:

Year	Future minimum debt payments
	(in thousands)
2004	$5,002
2005	5,007
2006	5,014
2007	4,018
2008	223

These facilities, along with other short-term credit agreements, provide for immediate access of up to $73,961,000. Outstanding borrowings under these arrangements totaled $23,301,000, or 31.5% of the Company's borrowing capacity, at December 31, 2003.

The Company believes that the currently available funds and credit facilities, along with internally generated funds, will provide sufficient financial resources for ongoing operations.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements.

Market Risk

The following information has been provided in accordance with the Securities and Exchange Commission's requirements for disclosure of exposures to market risk arising from certain market risk sensitive instruments.

The Company's earnings are affected by changes in short-term interest rates as a result of its floating interest rate debt. However, due to its purchase of interest rate swap agreements, the effects of interest rate changes are limited. If market interest rates on debt subject to floating interest rates were to have increased by 2% over the actual rates paid in that year, interest expense would have increased by $67,000 in 2003 and $312,000 in 2002, after considering the effect of the interest rate swap agreements. These amounts are determined by considering the impact of hypothetical interest rates on the Company's borrowing cost and interest rate swap agreements.

A portion of the Company's operations consists of manufacturing and sales activities in foreign jurisdictions. The Company currently manufactures its products in the United States, Switzerland, Taiwan and China using production components purchased internationally, and sells the products in those markets as well as other worldwide markets. The U.S. parent company purchases grinding machines manufactured in Switzerland by its two Swiss subsidiaries. Likewise, it purchases vertical machining centers and other machines manufactured in Taiwan by its 51% owned Taiwanese subsidiary, and it purchases vertical lathes from a manufacturer in Germany. The Company's subsidiaries in the U.K., Germany, Switzerland and Canada sell products in local currency to customers in those countries. The Company's Taiwanese subsidiary sells products to foreign purchasers in U.S. dollars. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company's operating results are exposed to changes in exchange rates between the U.S. dollar, Canadian dollar, U.K. pound, Swiss franc, Euro, New Taiwan Dollar, and Japanese yen. For example, when the U.K. pound or Swiss franc strengthens against other European currencies, the value of sales denominated in these other currencies decreases when translated to pounds or Swiss francs. When the U.S. dollar strengthens against the Japanese yen, the price of competitive Japanese imports to the United States decreases. To mitigate the short-term effect of changes in currency exchange rates on the Company's functional currency based purchases and sales, the Company regularly hedges by entering into foreign exchange forward contracts for amounts less than its projected 3 to 6 months of such purchase and sales transactions.

Discussion of Critical Accounting Policies

The preparation of the Company's financial statements requires the application of a number of accounting policies which are described in the notes to the financial statements. These policies require the use of assumptions or estimates, which, if interpreted differently under different conditions or circumstances, could result in material changes to the reported results. Following is a discussion of those accounting policies, which were reviewed with the Company's audit committee, and which the company feels are most susceptible to such interpretation.

Accounts and Notes Receivable. The Company assesses the collectibility of its trade accounts and notes receivable using a combination of methods. It reviews large individual accounts for evidence of circumstances that suggest a collection problem might exist. Such situations include, but are not limited to, the customer's past history of payments, its current financial condition as evidenced by credit ratings, financial statements or other sources, and recent collection activities. The Company's notes receivable are limited to machine sales to end-user customers in North America, and a security interest is normally maintained in the equipment sold under terms of the notes. In cases where repossession may be likely, the Company, on a quarterly basis, estimates the probable resale potential of the assets to be repossessed net of repossession, refurbishment and resale costs, and provides a reserve for the remaining receivable balance after realization of such proceeds. Also on a quarterly basis, the Company provides a reserve for losses based on current payment trends in the economies where it holds concentrations of receivables and provides a reserve for what it believes to be the most likely risk of uncollectibility. In order to make these allowances, the Company relies on assumptions regarding economic conditions, equipment resale values, and the likelihood that previous performance will be indicative of future results.

Inventories. The Company uses a number of assumptions and estimates in determining the value of its inventory. An allowance is provided for the value of inventory quantities of specific items that are deemed to be excessive based on an annual review of past usage and anticipated future usage. While the Company feels this is the most appropriate methodology for determining excess quantities, the possibility exists that customers will change their buying habits in the future should their own requirements change. Changes in metal-cutting technology can render certain products obsolete or reduce their market value. The Company continually evaluates changes in technology and adjusts its products and inventories accordingly, either by write-off or by price reductions. However, the possibility exists that a future technological development, currently unanticipated, might affect the marketability of specific products produced by the Company. The Company includes in the cost of its inventories a component to cover the estimated cost of overhead activities associated with production of its products. The Company believes that being able to offer immediate delivery on many of its products is critical to its competitive success. Likewise, it believes that maintaining an inventory of service parts, with a particular emphasis on purchased parts, is especially important to support its policy of maintaining serviceability of its products. Consequently, it maintains significant inventories of repair parts on many of its machine models, including some which are no longer in production. The Company's ability to accurately determine which parts are needed to maintain this serviceability is critical to its success in managing this element of its business.

Intangible Assets. The Company has in the past acquired other machine tool companies. When doing so, it has used outside specialists to assist it in determining the value of assets acquired, and has used traditional models for establishing purchase price based on EBITDA multiples and present value of cash flows. Consequently, the value of goodwill on the Company's balance sheet has been affected by the use of numerous estimates of the value of assets purchased and of future business opportunity.

Net Deferred Tax Assets. The Company recorded a 2003 charge of $12,905,000 to provide a valuation allowance for its U.S. deferred tax assets. As specified in Statement of Financial Accounting Standards No.109 (SFAS 109), the Company regularly, and at least quarterly, reviewed the recent results and projected future results of its operations, as well as other relevant factors, to reconfirm the likelihood that existing deferred tax assets in each tax jurisdiction would be fully recoverable. In the Company's case, this recoverability had been based largely on the likelihood of future taxable income.

During the third quarter of 2003, it became unlikely that the Company's U.S. operations would return to profitability by the end of 2003, as had been previously expected. SFAS 109 stipulates that when a Company is relying largely on future taxable income and also has a history of recurring pre-tax losses, considerably greater positive evidence is necessary to conclude that deferred tax assets do not warrant a valuation allowance. Although the Company believes that its U.S. operations will return to profitability in the near future, it does not feel that this high standard for positive evidence could be fully met and the valuation allowance was established.

Retirement Plans. The Company sponsors various defined benefit pension plans and one postretirement benefit plan, all as described in Note 10 of the Consolidated Financial Statements. The calculation of the Company's plan expenses and liabilities require the use of a number of critical accounting estimates. Changes in these assumptions can result in different plan expense and liability amounts, and actual experience can differ from the assumptions. The Company believes that the most critical assumptions are the discount rate and the expected rate of return on plan assets.

The Company annually reviews the discount rate to be used for retirement plan liabilities, considering rates of return on high quality, long term corporate bonds that receive one of the two highest ratings given by a recognized ratings agency. The Company discounted its U.S. future plan liabilities using rates of 6.00% and 6.75% at plan measurement dates of September 30, 2003 and 2002, respectively. A change in the discount rate can have a significant effect on retirement plan expense. For example, a decrease in the discount rate of a quarter percentage point would increase U.S. pension expense by approximately $250,000 and would change foreign pension plan expenses and postretirement benefit expense by lesser amounts.

The expected rate of return on plan assets varies based on the investment mix of each particular plan and reflects the long-term average rate of return expected on funds invested or to be invested in each pension plan to provide for the benefits included in the pension liability. The Company reviews its expected rate of return, at least once a year, based upon information available to the Company at that time, including the historical returns of major asset classes, the expected investment mix of the plans' assets, and estimates of future long-term investment returns. A change in the expected return on plan assets can also have a significant effect on retirement plan expense. For example, a decrease of a quarter percentage point would increase U.S. pension expense by approximately $170,000 and would change foreign pension plan expenses by lesser amounts.

New Accounting Standards

Effective January 1, 2002, the Company implemented Statement of Financial Accounting Standard No. 143, *Accounting for Asset Retirement Obligations* which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. When a liability is initially recorded, the entity capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded. The adoption of this statement did not have an effect on the Company.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which requires the recognition of expense when the liability is incurred and not as a result of an entity's commitment to an exit plan. The statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 in the first quarter of 2003 did not have a significant impact on the Company's financial results.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* The Interpretation requires certain guarantees to be recorded at fair value, which is different from prior accounting principles generally accepted in the United States. The Interpretation also requires a guarantor to make new disclosures. The Company adopted this Interpretation with the Form 10-K issued for the period ended December 31, 2002 and implementation has had no material effect on the financial statements.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* an amendment of SFAS No. 123, *Accounting for Stock-Based Compensation.* SFAS No. 148, which is effective for years ending after December 15, 2002, provides alternative methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation and requires prominent disclosure about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company's adoption of SFAS No. 148 in 2002 enhanced stock-based employee compensation disclosures and had no effect on the method of accounting followed by the Company, as the Company continues to follow the provisions of APB Opinion No. 25.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. On October 9, 2003, the FASB issued Staff Position No. 46-6 which deferred the effective date for applying the provisions of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003. On December 24, 2003, the FASB issued a revision to FIN 46. Under the revised interpretation, the effective date was delayed to periods ending after March 15, 2004 for all variable interest entities other than SPEs. The adoption of FIN 46 is not expected to have an impact on The Company's financial condition, results of operations or cash flows because the Company does not have any variable interest entities.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. This statement requires reporting of derivative contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. The statement is effective for contracts entered into after June 30, 2003. The Company has implemented SFAS 149 effective June 30, 2003 and there has been no impact on the financial statements as all the hedging activities since the implementation have been reported pursuant to SFAS 133.

On May 15, 2003, the FASB issued Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This Statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Statement No. 150 is effective for all financial instruments created or modified after May 31, 2003, *except for the indefinite deferral of the measurement* and *recognition* guidance in Statement No. 150 related to mandatory redeemable noncontrolling interests that are classified as equity in the financial statements of the subsidiary but would be classified as a liability in the parent's financial statements under Statement No. 150 because the subsidiary has a limited life and to defer the application of the *measurement* guidance in Statement 150 to mandatory redeemable noncontrolling interests, that are not within the scope of the deferral described in the preceding sentence, that were issued on or before November 5, 2003. The Company has implemented Statement No. 150, except for the partial deferral described above, and the implementation had no impact on the consolidated financial statements of the Company.

On November 21, 2002, the Emerging Issues Task Force, an affiliate of the Financial Accounting Standards Board, issued EITF 00-21, *Revenue Arrangements with Multiple Deliverables*. EITF 00-21 specifies how a seller is to determine whether a sales transaction involving multiple deliverables contains more than one unit of accounting. One example is the case of a product sale invoiced with a vendor installation service and the issue of whether a portion of the revenue must not be recognized if the installation is not fully completed within the accounting period. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company implemented EITF 00-21 effective July 1, 2003 and the implementation had no material effect on the Company's financial statements.

This report contains statements of a forward-looking nature relating to the financial performance of Hardinge Inc. Such statements are based upon information known to management at this time. The company cautions that such statements necessarily involve uncertainties and risk and deal with matters beyond the company's ability to control, and in many cases the company cannot predict what factors would cause actual results to differ materially from those indicated. Among the many factors that could cause actual results to differ from those set forth in the forward-looking statements are fluctuations in the machine tool business cycles, changes in general economic conditions in the U.S. or internationally, the mix of products sold and the profit margins thereon, the relative success of the company's entry into new product and geographic markets, the company's ability to manage its operating costs, actions taken by customers such as order cancellations or reduced bookings by customers or distributors, competitors' actions such as price discounting or new product introductions, governmental regulations and environmental matters, changes in the availability and cost of materials and supplies, the implementation of new technologies and currency fluctuations. Any forward-looking statement should be considered in light of these factors. The company undertakes no obligation to revise its forward-looking statements if unanticipated events alter their accuracy.

ITEM 7A.—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The information required by this item is incorporated herein by reference to the section entitled "Market Risk" in Item 7, Management's Discussion and Analysis of Results of Operations and Financial Condition, of this Form 10K.

ITEM 8.—FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

HARDINGE INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS
December 31, 2003

Audited Consolidated Financial Statements

Schedule II—Valuation and Qualifying Accounts is included in Item 15(a) of this report.

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Hardinge Inc.

We have audited the accompanying consolidated balance sheets of Hardinge Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hardinge Inc. and Subsidiaries at December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in the notes to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets,* effective January 1, 2002.

Ernst + Young LLP

Ernst & Young LLP

Buffalo, New York
February 6, 2004

HARDINGE INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(In Thousands)

	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash	$ 4,739	$ 2,175
Accounts receivable, net	44,660	38,519
Notes receivable, net	6,354	6,333
Inventories	87,064	87,748
Deferred income taxes	—	4,243
Income tax receivables	—	5,795
Prepaid expenses	4,540	3,362
Total current assets	147,357	148,175
Property, plant and equipment:		
Land and buildings	54,054	50,861
Machinery, equipment and fixtures	101,922	99,473
Office furniture, equipment and vehicles	6,950	6,481
	162,926	156,815
Less accumulated depreciation	96,741	87,908
Net Property, plant and equipment	66,185	68,907
Other assets:		
Notes receivable	7,733	8,392
Deferred income taxes	131	9,268
Intangible pension asset	3,900	2,630
Goodwill	18,314	16,390
Other	2,087	2,523
	32,165	39,203
Total assets	$245,707	$256,285

See accompanying notes.

HARDINGE INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(In Thousands)

	December 31, 2003	December 31, 2002
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 13,760	$ 14,417
Notes payable to bank	624	5,351
Accrued expenses	18,224	13,995
Accrued income taxes	2,990	1,150
Deferred income taxes	3,477	3,273
Current portion of long-term debt	5,002	6,125
Total current liabilities	44,077	44,311
Other liabilities:		
Long-term debt	17,675	30,526
Accrued pension plan expense	23,693	17,356
Deferred income taxes	3,163	2,525
Accrued postretirement benefits	5,864	5,838
Derivative financial instruments	6,194	5,257
Other liabilities	2,267	2,255
	58,856	63,757
Equity of minority interest	3,688	2,431
Shareholders' equity:		
Preferred stock, Series A, par value $.01 per share; Authorized 2,000,000; issued—none		
Common stock, $.01 par value:		
Authorized shares—20,000,000;		
Issued shares—9,919,992 at December 31, 2003 and 2002	99	99
Additional paid-in capital	60,586	61,139
Retained earnings	94,150	105,612
Treasury shares—1,062,143 at December 31, 2003 and 1,146,084 shares at December 31, 2002	(13,843)	(15,068)
Accumulated other comprehensive loss	(393)	(4,562)
Deferred employee benefits	(1,513)	(1,434)
Total shareholders' equity	139,086	145,786
Total liabilities and shareholders' equity	$245,707	$256,285

See accompanying notes.

HARDINGE INC. AND SUBSIDIARIES

Consolidated Statements of Operations
(In Thousands Except Per Share Data)

	Year Ended December 31, 2003	2002	2001
Net sales	$185,302	$169,014	$209,522
Cost of sales	130,698	117,403	145,508
Unusual charge			27,237
Gross profit	54,604	51,611	36,777
Selling, general and administrative expenses	47,638	44,900	53,209
Provision for doubtful accounts	93	1,548	6,676
Impairment charge			5,519
Income (loss) from operations	6,873	5,163	(28,627)
Interest expense	2,917	3,978	3,656
Interest (income)	(500)	(496)	(509)
Income (loss) before income taxes and minority interest in consolidated subsidiary and investment of equity company	4,456	1,681	(31,774)
Income taxes (benefits)	14,667	(868)	(10,245)
Minority interest in (profit) of consolidated subsidiary	(1,257)	(566)	(642)
Profit in investment of equity company	184	17	318
Net (loss) income	$(11,284)	$ 2,000	$(21,853)
Per share data:			
Basic earnings per share:			
Weighted average number of common shares outstanding	8,708	8,687	8,695
Basic (loss) earnings per share	$ (1.30)	$ .23	$ (2.51)
Diluted earnings per share:			
Weighted average number of common shares outstanding	8,708	8,687	8,695
Diluted (loss) earnings per share	$ (1.30)	$ .23	$ (2.51)
Cash dividends declared per share	$ .02	$ .10	$ .53

See accompanying notes.

HARDINGE INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity
(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comp. Income (Loss)	Deferred Employee Benefits	Total Shareholders' Equity
Balance at December 31, 2000	**$ 99**	**$61,542**	**$130,955**	**$(14,243)**	**$(6,239)**	**$(2,651)**	**$169,463**
Comprehensive Income							
Net (loss)			(21,853)				(21,853)
Other comprehensive income (loss)							
Foreign currency translation adjustment					(1,326)		(1,326)
Cumulative effect of accounting change, net of tax					25		25
Unrealized (loss) on cash flow hedge, net of tax					(980)		(980)
Unrealized gain on net investment hedge, net of tax					721		721
Comprehensive (loss)							(23,413)
Dividends declared			(4,622)				(4,622)
Shares issued and forfeited pursuant to long-term incentive plan		(246)		531		(285)	
Amortization (long-term incentive plan)						977	977
Tax benefit from long-term incentive plan		36					36
Net purchase of treasury stock		(4)		(1,222)			(1,226)
Balance at December 31, 2001	$ 99	$61,328	$104,480	$(14,934)	$(7,799)	$(1,959)	$141,215
Comprehensive Income							
Net income			2,000				2,000
Other comprehensive income (loss)							
Pension liability, net of tax					(5,112)		(5,112)
Foreign currency translation adjustment					12,417		12,417
Unrealized (loss) on cash flow hedge, net of tax					(441)		(441)
Unrealized (loss) on net investment hedge, net of tax					(3,627)		(3,627)
Comprehensive income							5,237
Dividends declared			(868)				(868)
Shares issued and forfeited pursuant to long-term incentive plan		(47)		266		(47)	172
Amortization (long-term incentive plan)						572	572
Tax benefit from long-term incentive plan		(142)					(142)
Net purchase of treasury stock				(400)			(400)
Balance at December 31, 2002	$ 99	$61,139	$105,612	$(15,068)	$(4,562)	$(1,434)	$145,786
Comprehensive Income							
Net (loss)			(11,284)				(11,284)
Other comprehensive income (loss)							
Pension liability					(3,940)		(3,940)
Foreign currency translation adjustment					10,252		10,252
Unrealized gain on cash flow hedge					524		524
Unrealized (loss) on net investment hedge					(2,667)		(2,667)
Comprehensive (loss)							(7,115)
Dividends declared			(178)				(178)
Shares issued and forfeited pursuant to long-term incentive plan		(508)		1,155		(647)	
Amortization (long-term incentive plan)						568	568
Net purchase of treasury stock		(45)		70			25
Balance at December 31, 2003	**$ 99**	**$60,586**	**$ 94,150**	**$(13,843)**	**$ (393)**	**$(1,513)**	**$139,086**

See accompanying notes.

HARDINGE INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(In Thousands)

	Year Ended December 31,		
	2003	2002	2001
Operating activities			
Net (loss) income	$(11,284)	$ 2,000	$(21,853)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Noncash portion of unusual charges			33,077
Impairment charge			4,842
Depreciation and amortization	8,668	8,967	10,722
Provision for deferred income taxes	13,291	2,249	(7,663)
Funds provided by minority interest	1,257	566	642
Loss on sale of assets			797
Loss on sale of equity investment	121		
Foreign currency transaction loss	(950)	(296)	606
Changes in operating assets and liabilities:			
Accounts receivable	(3,256)	2,312	4,621
Notes receivable	1,427	2,739	3,123
Income tax receivable	5,795	(1,147)	(4,648)
Inventories	5,296	6,189	(9,301)
Other assets	(2,300)	2,930	260
Accounts payable	(1,217)	337	(4,718)
Accrued expenses	5,337	(5,014)	(499)
Accrued postretirement benefits	26	43	48
Net cash provided by operating activities	22,211	21,875	10,056
Investing activities			
Capital expenditures	(1,534)	(2,337)	(6,293)
Proceeds from sale of assets			1,833
Proceeds from sale of equity investment	1,736		
Investment in equity company	(184)	(17)	(318)
Net cash provided by (used in) investing activities	18	(2,354)	(4,778)
Financing activities			
(Decrease) increase in short-term notes payable to bank	(4,950)	4,602	(6,704)
(Decrease) increase in long-term debt	(14,714)	(25,529)	9,304
Net purchases of treasury stock	25	(370)	(1,226)
Dividends paid	(178)	(868)	(4,622)
Net cash (used in) financing activities	(19,817)	(22,165)	(3,248)
Effect of exchange rate changes on cash	152	211	(162)
Net increase (decrease) in cash	2,564	(2,433)	1,868
Cash at beginning of year	2,175	4,608	2,740
Cash at end of year	$ 4,739	$ 2,175	$ 4,608

See accompanying notes.

1. Significant Accounting Policies

Nature of Business

Hardinge Inc. is a machine tool manufacturer, which designs, manufactures and distributes metal cutting lathes, grinding machines, machining centers, and tooling and accessories related to metal cutting machines. Sales are primarily in the United States and Europe. Sales are also made to customers in Canada, China, Mexico, Japan, Australia, and other foreign countries. A substantial portion of the Company's sales are to small and medium-sized independent job shops, which in turn sell machined parts to their industrial customers. Industries directly and indirectly served by the Company include: aerospace, automotive, construction equipment, defense, energy, farm equipment, fiber optics, medical equipment, recreational equipment, telecommunications, and transportation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The consolidated accounts do not include an unconsolidated subsidiary which was a joint venture in which the Company owned 50% of the stock but did not have control of operations. This investment was reported using the equity method. The Company sold its interest in this company in December 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. They are summarized as follows:

	December 31,	
	2003	2002
	(in thousands)	
Finished products	$33,217	$30,045
Work-in-process	25,705	30,180
Raw materials and purchased components	28,142	27,523
	$87,064	$87,748

Changes during 2003 in the market exchange rate of the U.S. dollar against the Swiss Franc caused a $4,184,000 increase in the dollar value of inventories of the Company's two Swiss subsidiaries, Kellenberger AG and HTT AG. Accounting rules require the translation of the balance sheet of foreign subsidiaries into dollars at the exchange rate at the date of the balance sheet. Increases of $507,000 also resulted for the Company's other foreign entities, due to the strengthening of their currencies.

1. Significant Accounting Policies (Continued)

Property, Plant and Equipment

Property additions, including major renewals and betterments, are recorded at cost and are depreciated over their estimated useful lives. Upon retirement or disposal of an asset, the asset and related allowance for depreciation are eliminated and any resultant gain or loss is credited or charged to income. Depreciation is provided on the straight-line and sum of the years digits methods. Total depreciation expense on property, plant and equipment was $7,650,000, $7,939,000, and $8,451,000 for 2003, 2002 and 2001, respectively. The depreciable lives of the Company's fixed assets vary according to the projected effective life of the specific asset, and for the U.S. operations, generally are: 40 years for buildings, 12 years for machinery, 10 years for patterns, tools, jigs, and furniture and fixtures, and 5 years for office and computer equipment. Repairs and maintenance costs are expensed in the period incurred.

Accounts Receivable

The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. The Company considers trade accounts receivable to be past due when in excess of 30 days past terms, and charges off uncollectible balances when all collection efforts have been exhausted.

Goodwill and Intangibles

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

The Company adopted Statements of Financial Accounting Standards 142 on January 1, 2002. The Company completed the transitional impairment testing of goodwill during the second quarter of 2002 and the subsequent annual impairment testing during the fourth quarter of 2002 and 2003. In all cases, the Company determined that there was no goodwill impairment.

The total carrying amount of goodwill was $18,314,000 as of December 31 2003 and $16,390,000 as of December 31, 2002. This entire asset resulted from the December 2000 acquisition of HTT Hauser Tripet Tschudin AG. The asset value of this goodwill increased by $1,924,000, or 12%, during 2003, with the entire change caused by the increased dollar value of the Swiss franc, the functional currency of the Company's HTT subsidiary, whose balance sheet includes this goodwill.

1. Significant Accounting Policies (Continued)

The following table shows the impact of goodwill amortization on net (loss) income and (loss) earnings per share for the years 2003, 2002 and 2001, as if Statement 142 had been in effect.

	Year ended December 31,		
	2003	2002	2001
	(dollars in thousands, except per share data)		
Reported net (loss) income	$(11,284)	$2,000	$(21,853)
Add back goodwill amortization			826
Adjusted net (loss) income	(11,284)	2,000	(21,027)
Basic earnings per share:			
Reported basic (loss) earnings per share	$ (1.30)	$ .23	$ (2.51)
Goodwill amortization			.09
Adjusted basic (loss) earnings per share	$ (1.30)	$ .23	$ (2.42)
Diluted earnings per share:			
Reported diluted (loss) earnings per share	$ (1.30)	$ .23	$ (2.51)
Goodwill amortization			.09
Adjusted diluted (loss) earnings per share	$ (1.30)	$ .23	$ (2.42)

The total carrying amount of intangible assets subject to amortization, as of December 31, 2003, was $811,000, which consisted of patents and a non-compete agreement. The Company's intangible asset amortization expense for fiscal 2003 was $182,000. The estimated intangible amortization expense for each of the next five years is approximately $185,000, which will vary depending upon additional amortizable intangible assets.

Income Taxes

The Company accounts for income taxes using the liability method according to Financial Accounting Standards Board Statement No. 109. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Foreign Currency Translation

In accordance with Financial Accounting Standards Board Statement No. 52, all balance sheet accounts of foreign subsidiaries are translated at current exchange rates and income statement items are translated at an average exchange rate for the year. The gain or loss resulting from translating subsidiary financial statements is recorded as a separate component of the consolidated statement of shareholders' equity as other comprehensive income. Transaction gains and losses are recorded in operations. The functional currency is the currency of the country in which the subsidiary is geographically located.

1. Significant Accounting Policies (Continued)

Derivative Financial Instruments

The Company adopted Financial Accounting Standards Board Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* on January 1, 2001. The statement requires the Company to recognize all its derivative instruments on the balance sheet at fair value. Derivatives that are not qualifying hedges must be adjusted to fair value through income. If the derivative is a qualifying hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

The Company accounted for the accounting change as a cumulative effect of an accounting principle. The adoption of Statement 133 resulted in a cumulative effect of an accounting change of a credit of $25,000 to other comprehensive income.

Research and Development Costs

The cost of research and development, all of which has been charged to cost of goods sold, amounted to $8,229,000, $8,757,000, and $9,798,000 in 2003, 2002, and 2001, respectively.

Earnings Per Share

Earnings per share is computed using the weighted average number of shares of common stock outstanding during the year. For diluted earnings per share, the weighted average number of shares includes common stock equivalents related primarily to restricted stock. Restricted shares awarded under the Company's long-term incentive stock plans are treated as issued shares at time of award and are treated for diluted earnings per share as outstanding in accordance with the treasury stock method over the period of their vesting.

Stock-Based Compensation

The Company grants restricted shares of common stock and stock options to certain officers and other key employees. The Company accounts for restricted share grants and stock option grants in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees.* The stock options issued under the 1996 and 2002 Incentive Stock Plan expire 10 years from the date of grant and are exercisable one-third after the first year, two-thirds after the second year, and 100 percent after the third year.

In accordance with the provisions of Statement of Financial Accounting Standard No. 123 the Company has elected to continue applying the provisions of Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, the Company does not recognize compensation expense for stock options when the stock option exercise price at the grant date is equal to or greater than the fair market value of the stock at that date.

1. Significant Accounting Policies (Continued)

A summary of the stock option activity under the Incentive Stock Plan is as follows:

	2003	2002	2001
Shares at beginning of period	236,000	100,500	100,250
Shares granted	4,500	139,250	5,250
Weighted average grant price per share	$ 6.71	$ 9.67	$ 13.51
Market value per share at date of grant	$ 6.71	$ 9.67	$ 13.51
Shares canceled and forfeited	6,500	3,750	5,000
Weighted average price per share	$ 17.45	$ 17.83	$ 19.93
Shares at end of period	234,000	236,000	100,500

The following illustrates the pro forma effect on net (loss) income and (loss) earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123:

	Pro Forma		
	2003	2002	2001
	(dollars in thousands, except for per share data)		
Reported net (loss) income	$(11,284)	$ 2,000	$(21,853)
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	117	48	5
Pro forma net (loss) income	$(11,401)	$ 1,952	$(21,858)
(Loss) earnings per share:			
Basic—as reported	$ (1.30)	$ .23	$ (2.51)
Basic—pro forma	$ (1.31)	$ .22	$ (2.51)
Diluted—as reported	$ (1.30)	$ .23	$ (2.51)
Diluted—pro forma	$ (1.31)	$ .22	$ (2.51)

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 3.38%, 3% and 3% in 2003, 2002 and 2001, respectively; dividend yields of 0.3%,0.2% and 0.2% in 2003, 2002 and 2001, respectively; volatility factors of the expected market price of the Company's common stock of .357, .363 and .363 for 2003, 2002 and 2001, respectively; and a weighted-average expected life for the 2003, 2002 and 2001 options of 5 years.

The Company's Incentive Stock Plan is described in more detail in Note 10.

1. Significant Accounting Policies (Continued)

Revenue Recognition

The Company ships and bills directly to end-user customers for the majority of its sales. In some cases, the Company bills a distributor who then bills the customer. The Company does not offer any special return privileges to distributors related to inventory they may carry for their own commercial use. The Company recognizes revenue from product sales upon shipment of the product, which is when title and all risk of ownership are transferred. The only exception is in the case where a larger multiple machine installation is delivered which requires run-offs and customer acceptance at their facility, revenue is then recognized in the period of acceptance by the customer.

The Company has implemented the Emerging Issues Task Force EITF 00.21. *Revenue Arrangements with Multiple Deliverables.* Both invoiced installation revenue and imputed installation revenue on machines priced with installation included are deferred until the installations are completed. Implementation did not have a material effect on the Company's financial statements.

Warranties

The Company offers warranties for its products. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Company sold the product. The Company generally provides a basic limited warranty, including parts and labor, for a period of one year. The Company estimates the costs that may be incurred under its basic limited warranty, based largely upon actual warranty repair cost history, and records a liability for such costs in the month that product revenue is recognized. The resulting accrual balance is reviewed during the year. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim.

The Company also sells extended warranties for some of its products. These extended warranties usually cover a 12-24 month period that begins 0-12 months after time of sale. Revenues for these extended warranties are recognized monthly as a portion of the warranty expires.

These liabilities are reported as accrued expenses on the Company's consolidated balance sheet.

Changes in the Company's product warranty accrual are as follows:

	2003	2002
	(dollars in thousands)	
Beginning balance	$1,975	$2,138
Provisions for warranties	1,861	1,629
Warranties settlement costs	(2,298)	(1,992)
Other—currency translation impact	133	200
Year end balance	$1,671	$1,975

Contingencies

The Company is a defendant in various lawsuits as a result of normal operations and in the ordinary course of business. Management believes the outcome of these lawsuits will not have a material effect on the financial position or results of operations of the Company.

1. Significant Accounting Policies (Continued)

Reclassifications

Certain amounts from the prior year consolidated financial statements have been reclassified to conform with current year presentation.

2. Unusual Inventory Charge—2001

Income (loss) from operations for 2001 included an unusual charge for the discontinuation of several under-performing product lines. This charge was part of a new business strategy to enhance the Company's focus on lines with the best potential for long-term profitability and was in response to the recession impacting the machine tool industry and market changes that required the Company to realign its U.S. based manufacturing operations in Elmira, New York. A Company wide review of all product lines was completed before the charge was recorded. A plan was implemented to discontinue marketing and sales efforts for all discontinued products. A multi-functional task force was established to segregate and make ready for disposal all excess and obsolete inventories resulting from this decision and to expedite the sale of any remaining new and used finished machines. This plan included determining a market selling price, and projected disposal loss for each identified machine. The $27,237,000 charge represented a reserve to reflect the expense of the expedited sale or scrapping of the inventory related to the under-performing product lines. The physical segregation and disposition of the inventory took considerable time and effort. As of December 31, 2003, all excess and obsolete inventory had been discarded and all of the machines have been sold. The Company fully utilized the reserve created in September 2001.

3. Additional Bad Debt Provision—2001

The bad debt provision for 2001 also included an additional reserve for uncollectible receivables of $5,200,000, which was recorded as a provision for doubtful accounts on the income statement. The Company felt this charge was necessary due to the deteriorating financial condition of certain of its customers and changes in the Company's outlook on the value of any collateral to be repossessed due to depressed valuations of used equipment. The remaining balance of this provision was $2,932,000 at December 31, 2003.

4. Unusual Impairment Charge—2001

Income (loss) from operations for 2001 also included a $3,542,000 charge for the write-off of the remaining goodwill from the 1997 acquisition of Hansvedt Industries. The Company observed a clear decline in EDM product sales since the acquisition of the Hansvedt Company in 1997. Upon review in the third quarter of 2001, it was determined that sales of these products were consuming disproportionately high levels of pre-sales and post-sales technical support and management's time and attention. Furthermore, it was decided that future growth and profitability would require substantial investment in product development. It was also determined that, given the limited future market for these products and the Company's low current market share, prospects for sufficient return on those investments would be poor. Based upon this, the Company decided to discontinue sales of Hansvedt products, and, consequently, wrote off the goodwill remaining from this acquisition. The only other asset remaining on the Company's books related to this acquisition was inventory, and the net disposition loss on that inventory is included in the inventory write offs discussed in Note 2. Sales of Hansvedt products from January through September of 2001 totaled only $1,900,000.

4. Unusual Impairment Charge—2001 (Continued)

Additional asset impairment charges included the write-down to *de minimis* value of a facility the Company is in the process of selling, and the write-down of a corporate plane. The building is a vacated building in Elmira, NY that was being used for storage with some office space being leased by others. After attempts to market the facility, it was determined appropriate to write the building to its *de minimis* net realizable sales value. The plane was sold in the fourth quarter of 2001 for net proceeds approximately equal to the revised book value. These write-downs, along with other miscellaneous charges for changes in operations, totaled $1,977,000. The result of these measures was to reduce future expenses related to underutilized assets.

5. Joint Venture

On May 9, 2000, the Company entered into an agreement with EMAG Maschinenfabrik GmbH of Leipzig, Germany to jointly manufacture inverted spindle vertical lathes in Germany. The joint venture, Hardinge EMAG GmbH, was capitalized with a Company contribution of $1,500,000 cash for a 50% interest. The joint venture was recorded as an unconsolidated subsidiary and was accounted for using the equity method of accounting for investments. In December 2003, the Company sold its interest in Hardinge EMAG GmbH. Total proceeds were $1,736,000 and the Company recorded a loss of $121,000 on the sale.

6. Financing Arrangements

Long-term debt consists of:

	December 31,	
	2003	2002
	(in thousands)	
Note payable, under revolving loan agreement expiring August 1, 2005, with interest averaging 6.46% at December 31, 2003 (4.65% in 2002)	$ 896	$ 5,612
Note payable, under term loan agreement, due in 20 quarterly installments of $1,200,000 beginning March 20, 2003 with an effective interest rate of 6.47% at December 31, 2003 (6.89% in 2002)	18,200	23,000
Note payable, under term loan agreement which expired September 30, 2003 with interest at 4.25%		1,000
Mortgages payable under terms of various loan agreements with interest averaging 4.53% at December 31, 2003 (5.05% in 2002)	3,581	7,039
	22,677	36,651
Less current portion	5,002	6,125
	$17,675	$30,526

Future minimum payments under these financing arrangements are $5,002,000, $5,007,000, $5,014,000, $4,018,000, and $223,000 in 2004, 2005, 2006, 2007, and 2008, respectively.

Hardinge maintains a revolving loan agreement with a group of U.S. banks which expires in August, 2005. The loan agreement provides for borrowing of up to $30,000,000 secured by substantially all of the Company's domestic assets, other than real estate, and by a pledge of two-thirds of its investment in most

6. Financing Arrangements (Continued)

of its Canadian and European subsidiaries. Interest charged on the debt is based on London Interbank Offered Rates (LIBOR) plus a spread which varies depending on the Company's debt to EBITDA (earnings before interest, taxes, depreciation and amortization) ratio. A commitment fee of .65% is payable on the unused portion of the facility. At December 31, 2003 total borrowing under this facility was $896,000 at a rate of 6.46%. All of this borrowing was denominated in British pounds sterling at December 31, 2003. At December 31, 2002 total borrowing under this facility was $5,612,000 at an average rate of 4.65%. Approximately $1,612,000 of the borrowing was denominated in British pounds sterling at December 31, 2002.

In 2002, the Company entered into a $23,000,0000 term loan with substantially the same security and financial covenants as provided under the revolving loan agreement described above. The loan provides for repayment of the principal in twenty quarterly installments beginning March 20, 2003. Interest is charged on the debt based on LIBOR plus a spread that varies depending on the Company's debt to EBITDA ratio. The balance outstanding at December 31, 2003 was $18,200,000.

The Company entered into a cross-currency swap and an interest rate swap in association with the $23,000,000 term loan. These swaps effectively convert the loan to a borrowing of 39,540,000 Swiss francs with an effective interest rate of 6.47% and 6.89% at December 31, 2003 and 2002, respectively. The cross-currency swap has been designated as a hedge against the Company's net investment in HTT. The interest rate swap effectively converts the floating interest rate to a fixed rate.

The Company has a $7,000,000 unsecured short-term line of credit from a bank with interest based on a fixed percent over the one-month LIBOR. The outstanding loans on this line at December 31, 2003 were $607,000. As of December 31, 2002, the outstanding loans on this line were $3,161,000. The agreement is negotiated annually and requires no commitment fee.

The Company maintains a loan agreement with a Swiss bank providing for borrowing of up to 7,500,000 Swiss francs, which is equivalent to approximately $6,058,000. This agreement is secured by the real property owned by Kellenberger AG, a wholly owned subsidiary of the Company. There have not been any borrowings on this loan. Kellenberger also maintains unsecured overdraft facilities with commercial banks that permit borrowings in Swiss francs up to 5,000,000, which is equivalent to approximately $4,039,000. These lines provide for interest at competitive short-term interest rates and carry no commitment fees on unused funds. At December 31, 2003 and 2002, borrowings under these lines were $3,000 and $67,000, respectively.

The Company's HTT Hauser Tripet Tschudin subsidiary maintains overdraft facilities with commercial banks that permit borrowings in Swiss francs of up to 4,500,000, which is equivalent to approximately $3,635,000. These lines provide for interest at competitive short-term interest rates and carry no commitment fees on unused funds. At December 31, 2003, total borrowings under these lines were $14,000. At December 31, 2002, total borrowings under these lines were $1,873,000 with an average interest rate of 6.66%. HTT is also obligated under terms of various mortgage agreements with commercial banks on its factory building. These loans are secured by the property and have unspecified maturities. At December 31, 2003 and 2002, total balances outstanding on these loans were $1,814,000 and $5,368,000, respectively, at average interest rates of 2.30% and 5.05%, respectively.

The Company's Hardinge Machine Tools, Ltd subsidiary maintains an overdraft facility that allows for borrowing up to 250,000 pounds sterling, which is equivalent to approximately $448,000. There were no

6. Financing Arrangements (Continued)

borrowings under this facility at December 31, 2003. Borrowing under this facility at December 31, 2002 was $250,000. Hardinge Machine Tool, Ltd. also has a mortgage agreement with a local British bank. At December 31, 2003 and 2002, total borrowings under the mortgage agreement were $1,767,000 and $1,671,000, respectively.

Certain of these debt agreements require, among other things, that the Company maintain specified levels of tangible net worth, working capital, and specified ratios of debt to earnings, earnings to interest cost, and earnings to fixed charges. The Company was in compliance with all financial covenants at December 31, 2003 and 2002.

Interest paid in 2003, 2002, and 2001 totaled $2,727,000, $3,875,000, and $3,590,000, respectively.

The Company conducts some of its manufacturing, sales and service operations from leased space with lease terms up to 20 years and uses certain data processing equipment under lease agreements expiring at various dates during the next two years. Rent expense under these leases totaled $2,852,000, $2,587,000, and $2,479,000, during the years ended December 31, 2003, 2002, and 2001, respectively. Future minimum payments under noncancelable operating leases as of December 31, 2003 total $9,521,000, with payments over the next five years of $1,633,000, $1,104,000, $706,000, $517,000, and $498,000, respectively.

The Company has provided long-term financing for the purchase of its equipment by qualified end-user customers in North America and regards customer financing options as an important part of its marketing efforts, particularly to independent machine shops. In April of 2002, the Company largely replaced the prior internal program by offering lease programs from selected established equipment lease financing companies in the U.S. and Canada. Before that change, customer financing was generally offered for a term of up to seven years, with the Company retaining a security interest in the purchased equipment and filing appropriate liens. In the event of a customer default and foreclosure, it is the practice of the Company to recondition and resell the equipment. It has been the Company's experience that such equipment resales have realized most, but not all, of the remaining contract value.

In order to reduce debt and finance current operations, the Company previously sold a substantial portion of its underlying customer notes receivable to various financial institutions. In 2003 and 2002, largely because of the program replacement described previously, there were no sales of customer notes. The remaining outstanding balances of all notes sold as of December 31, 2003 was $15,686,000. Recourse against the Company from default of most of the notes included in the sales is limited to 10% of the then outstanding balance of the underlying notes. The Company retained no rights to any retained interest in these notes and surrendered ultimate control over the notes. There are no repurchase or remarketing agreements with these third parties. Long-term customer notes receivable held by the Company totaled $7,733,000 and $8,392,000 at December 31, 2003 and December 31, 2002, respectively.

7. Income Taxes

Statement of Financial Accounting Standards No.109 (SFAS 109) requires that a valuation allowance be established when it is "more likely than not" that all or a portion of deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's current and past performance, the market conditions in which the Company operates, the utilization of past tax credits, the length of carryback and carryforward periods, sales backlogs, etc. that will result in future profits. It further states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Therefore, cumulative losses weigh heavily in the overall assessment. As a result of the review undertaken at September 30, 2003, Hardinge, Inc. concluded that it was appropriate to establish a full valuation allowance for its U.S. net deferred tax assets.

Subsequent to September 30, 2003, Hardinge Inc. continued to maintain a full valuation allowance on the tax benefits of its net deferred tax assets. Hardinge Inc. expects to continue to record a full valuation allowance on future tax benefits until an appropriate level of profitability is sustained. Additionally, until an appropriate level of profitability is reached, the Company does not expect to recognize any significant tax benefits in future results of operations.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2003	2002
	(in thousands)	
Deferred tax assets:		
Federal and state net operating losses	$ 3,235	$
State tax credit carryforwards	4,692	4,518
Postretirement benefits	2,240	2,230
Deferred employee benefits	1,907	1,666
Accrued pension	7,379	5,707
Inventory valuation	2,064	1,958
Other	6,037	7,697
	27,554	23,776
Less valuation allowance	(20,993)	(4,518)
Total deferred tax assets	6,561	19,258
Deferred tax liabilities:		
Tax over book depreciation	(7,587)	(6,782)
Margin on installment sales	(199)	(256)
Other	(5,284)	(4,507)
Total deferred tax liabilities	(13,070)	(11,545)
Net deferred tax (liabilities) assets	$(6,509)	$ 7,713

The $16,475,000 increase in the valuation allowance included $14,605,000 which was charged to tax expense and $1,696,000 which was charged directly to accumulated other comprehensive income (loss). The charge to accumulated other comprehensive income (loss) was to fully offset the generation of

7. Income Taxes (Continued)

deferred tax benefits within accumulated other comprehensive income (loss) as a result of transactions which occurred subsequent to the establishment of the valuation allowance. These transactions were an increase in minimum pension funding requirements and unrealized losses on hedging contracts which qualify for designated hedge treatment under SFAS 133.

The net charge to earnings related to the change in deferred taxes was $12,905,000, which consisted of the $14,605,000 charge from the change in valuation allowance and a $1,700,000 benefit from the change in deferred tax assets in 2003.

At December 31, 2003 and 2002, the Company had state investment tax credits of $4,692,000 and $4,518,000, respectively, expiring at various dates through the year 2013. In addition, the Company has U.S. and state net operating loss carryforwards of $4,202,000 and $40,977,000, respectively, which expire from 2021 through 2023.

Pre-tax (losses)/income were $(4,988,000), $(6,417,000), and $(41,977,000) from domestic operations and $9,444,000, $8,098,000, and $10,203,000 from foreign operations for 2003, 2002, and 2001, respectively.

Significant components of income tax expense (benefit) attributable to continuing operations are as follows:

	Year Ended December 31,		
	2003	2002	2001
	(in thousands)		
Current:			
Federal and state	$ (656)	$(7,694)	$ (4,866)
Foreign	2,248	944	2,183
Total current	1,592	(6,750)	(2,683)
Deferred:			
Federal and state	12,905	5,440	(8,487)
Foreign	170	442	925
Total deferred	13,075	5,882	(7,562)
	$14,667	$ (868)	$(10,245)

Income tax (refunds) totaled $(7,955,000), $(6,297,000), and $(220,000) in 2003, 2002 and 2001, respectively. Income tax payments totaled $1,680,000, $2,692,000, and $2,619,000 in 2003, 2002 and 2001, respectively.

7. Income Taxes (Continued)

The following is a reconciliation of income tax expense (benefit) computed at the United States statutory rate to amounts shown in the consolidated statements of income.

	2003	2002	2001
Federal income taxes (benefit)	35.0%	35.0%	(35.0%)
State income taxes (benefit)		(9.9)	(3.1)
Other	(1.1)	4.6	4.4
Write-off of nondeductible goodwill impaired			3.0
Taxes on foreign income which differ from the U.S. statutory rate	(17.8)	(81.3)	(1.5)
Increase in valuation allowance	327.8		
Reduction in estimated liabilities	(14.7)		
	329.2%	(51.6%)	(32.2%)

Undistributed earnings of the foreign subsidiaries, which amounted to approximately $52,559,000 at December 31, 2003, are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of the unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

8. Industry Segment and Foreign Operations

The Company operates in one business segment—industrial machine tools. Domestic and foreign operations consist of:

	Year ended December 31,								
	2003			2002			2001		
	(in thousands)								
	North America	Europe	Asia	North America	Europe	Asia	North America	Europe	Asia
Sales									
Domestic	83,578	70,923	14,436	71,454	67,932	6,118	98,686	77,478	2,355
Export	18,444	18,330	11,873	20,708	16,027	7,771	31,575	18,780	11,348
	102,022	89,253	26,309	92,162	83,959	13,889	130,261	96,258	13,703
Less interarea eliminations	13,193	7,808	11,281	10,082	5,512	5,402	13,028	8,302	9,370
Total Net Sales	88,829	81,445	15,028	82,080	78,447	8,487	117,233	87,956	4,333
Oper. (Loss) Income	(3,080)	5,862	4,091	(3,894)	6,798	2,259	(39,757)	9,833	1,297
Net (Loss) Income	(17,282)	4,339	1,659	(4,325)	5,112	1,213	(28,674)	6,900	(79)
Identifiable Assets	115,670	115,350	14,687	140,714	107,241	8,330	164,499	87,671	5,702

8. Industry Segment and Foreign Operations (Continued)

Sales attributable to European Operations and Asian Operations are based on those sales generated by subsidiaries located in Europe and Asia.

Interarea sales are accounted for at prices comparable to normal, unaffiliated customer sales, reduced by estimated costs not incurred on these sales. Operating income excludes interest income and interest expense directly attributable to the related operations.

No single customer accounted for more than 5% of consolidated sales in any of the three years presented.

Export sales from Hardinge's North American operations include the following:

	Year ended December 31,		
	2003	2002	2001
Sales to:	North American Operations	North American Operations	North American Operations
		(in thousands)	
European customers	$ 1,707	$ 2,405	$ 3,706
Asian customers	7,108	12,446	18,659
Sales to affiliated companies	8,594	5,584	7,422
Sales to customers in the remainder of the world	1,035	273	1,788
	$18,444	$20,708	$31,575

The foreign countries which represented the highest percentages of the Company's 2003 worldwide sales, and the corresponding 2002 and 2001 percentages were:

	2003	2002	2001
Germany	13.3%	13.7%	9.7%
China	9.5%	11.8%	10.1%
England	7.0%	5.3%	6.5%

9. Shareholders' Equity

Treasury Shares

The number of shares of common stock in treasury was 1,062,143, 1,146,084, and 1,118,909, at December 31, 2003, 2002, and 2001, respectively. During 2003, the Company purchased 2,509 shares of stock. The Company also distributed 88,450 shares and had 2,000 shares forfeited, pursuant to the long-term incentive plan. During 2002, the Company purchased 45,705 shares and distributed 18,530 shares pursuant to the long-term incentive plan. In 2001, the Company purchased 105,693 shares, distributed 90,030 shares, and had 51,400 shares forfeited pursuant to the plan.

9. Shareholders' Equity (Continued)

Preferred Stock Purchase Rights

On May 16, 1995, the Board of Directors of the Company adopted a Shareholder Rights Plan and declared a dividend of one Right to purchase Series A Preferred Stock for each outstanding share of Company common stock held as of May 16, 1995. Each Right entitles the holder of the Right to purchase one one-hundredth of a share of Series A Preferred Stock (a "Unit") at a purchase price of $80.00 per Unit. The Rights will become exercisable ten business days after any person or group becomes the beneficial owner of 20% or more of the Common Stock or commences a tender or exchange offer upon consummation of which such person or group would, if successful, own 30% or more of the Common Stock. The Rights, which will expire ten years from the date of issuance, may be redeemed by the Board of Directors, at $.01 per Right, at any time prior to the expiration of ten business days after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Stock.

Reconciliation of Weighted Average Number of Shares Outstanding

The following is a reconciliation of the numerators and denominators of the basic and diluted (loss) earnings per share computations required by Financial Accounting Standards Board Statement No. 128:

	Year Ended December 31,		
	2003	2002	2001
	(in thousands except for per share amounts)		
Net (loss) income	$(11,284)	$2,000	$(21,853)
Numerator for basic (loss) earnings per share	(11,284)	2,000	(21,853)
Numerator for diluted (loss) earnings per share	(11,284)	2,000	(21,853)
Denominator for basic (loss) earnings per share —weighted average shares	8,708	8,687	8,695
Effect of diluted securities:			
Restricted stock and stock options	—	—	—
Denominator for diluted (loss) earnings per share —adjusted weighted average shares	8,708	8,687	8,695
Basic (loss) earnings per share	$ (1.30)	$ .23	$ (2.51)
Diluted (loss) earnings per share	$ (1.30)	$ .23	$ (2.51)

10. Employee Benefits

Pension and Postretirement Plans

The Company accounts for the pension plans and postretirement benefits in accordance with Financial Accounting Standards Board Statements No. 87 and 106. The following disclosures related to the pension and postretirement benefits are presented in accordance with Financial Accounting Standards Board Statement No. 132, as revised. The information for 2003 and 2002 reflects the actuarial valuation for the U. S. and foreign pension plans.

The Company provides a qualified defined benefit pension plan covering all eligible domestic employees. The Plan bases benefits upon both years of service and earnings. The Company's policy is to fund at least an amount necessary to satisfy the minimum funding requirements of ERISA. The amount to be funded is subject to annual review by management and the Company's consulting actuary. The expected contributions to be paid during the year ending December 31, 2004 to the domestic plan is $2,666,000. Legislation regarding the funding of pension plans is pending with Congress and may effect the estimate of the 2004 fiscal year contributions. The Company also provides defined benefit pension plans or defined contribution pension plans for its foreign subsidiaries. Expected contributions to be paid during the year ending December 31, 2004 to the foreign defined benefit plans are $1,199,000.

The Company provides a contributory retiree health plan covering all eligible domestic employees who retired at normal retirement age prior to January 1, 1993 and all retirees who will retire at normal retirement age after January 1, 1993 with at least 10 years of active service. Employees who elect early retirement are eligible for the plan benefits if they have 15 years of active service at retirement. Benefit obligations and funding policies are at the discretion of the Company's management. Retiree contributions are adjusted annually and contain other cost-sharing features such as deductibles and coinsurance, all of which vary according to the retiree's date of retirement. The accounting for the plan anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to limit its contributions to 125% of the average aggregate 1993 claim cost. The Company also provides a non-contributory life insurance plan to retirees. Because the amount of liability relative to this plan is insignificant, it is combined with the health plan for purposes of this disclosure.

As of December 31, 2001, Hardinge Inc. reached the caps set in 1993 for all participants who receive subsidized coverage. Therefore the rate of healthcare cost increases would not have affected the service cost and interest cost for 2003 and 2002 and does not affect the accumulated postretirement benefit obligation for any years after 2001.

The assumed rate of participation for future medical plan retirees did not change from December 31, 2002 to December 31, 2003. The assumed rate of participation for future medical plan retirees was changed from 100% participation at December 31, 2001 to 90% participation at December 31, 2002. This change decreased the December 31, 2002 accumulated postretirement benefit obligation by $259,000.

The discount rate for determining benefit obligations in the Postretirement Benefits Plan was 6.75% at December 31, 2002 and 6.25% at December 31, 2003. The change in the discount rate increased the end-of-year accumulated postretirement benefit obligation by $313,000.

10. Employee Benefits (Continued)

A summary of the components of net periodic pension cost and postretirement benefit costs for the consolidated company is presented below.

	Pension Benefits			Postretirement Benefits		
	Year Ended December 31,			Year Ended December 31,		
	2003	2002	2001	2003	2002	2001
	(in thousands)			(in thousands)		
Service cost	$2,792	$2,833	$1,963	$ 86	$ 88	$ 93
Interest cost	6,751	6,462	4,864	363	382	381
Expected return on plan assets	(6,138)	(8,287)	(6,507)	—	—	—
Amortization of prior service cost	391	346	307	(24)	(24)	(24)
Amortization of transition (asset) obligation	(261)	(435)	(174)	—	—	—
Amortization of (gain) loss	109	(232)	(433)	—	—	—
Net periodic benefit cost	$3,644	$ 687	$ 20	$ 425	$ 446	$ 450

A summary of the Pension and Postretirement Plans' funded status and amounts recognized in the Company's consolidated balance sheets is as follows:

	Pension Benefits		Postretirement Benefits	
	December 31,		December 31,	
	2003	2002	2003	2002
	(in thousands)		(in thousands)	
Change in benefit obligation:				
Benefit obligation at beginning of period	$107,047	$ 97,701	$ 5,584	$ 5,458
Service cost	2,792	2,833	86	88
Interest cost	6,751	6,462	363	382
Plan participants' contributions	719	556	766	597
Amendments	1,683	101	—	—
Actuarial loss (gain)	9,758	4,658	693	59
Foreign currency impact	3,389	—	—	
Benefits paid	(5,986)	(5,264)	(1,164)	(1,000)
Benefit obligation at end of period	126,153	107,047	6,328	5,584
Change in plan assets:				
Fair value of plan assets at beginning of period	85,371	96,958	—	—
Actual return (loss) on plan assets	11,427	(7,794)	—	—
Employer contribution	1,853	915	398	403
Plan participants' contributions	719	556	766	597
Foreign currency impact	3,534	—	—	—
Benefits paid	(5,986)	(5,264)	(1,164)	(1,000)
Fair value of plan assets at end period	96,918	85,371	—	—

10. Employee Benefits (Continued)

	Pension Benefits		Postretirement Benefits	
	December 31,		December 31,	
	2003	2002	2003	2002
	(in thousands)		(in thousands)	
Reconciliation of funded status:				
Funded status	(29,235)	(21,676)	(6,328)	(5,584)
Unrecognized net actuarial loss (gain)	23,636	18,946	632	(62)
Unrecognized transition (asset) obligation	(4,650)	(6,381)	—	—
Unrecognized prior service cost	3,900	2,630	(168)	(192)
(Accrued) prepaid benefit cost	$ (6,349)	$ (6,481)	$(5,864)	$(5,838)
Amounts recognized in the Company's balance sheet consist of:				
Prepaid benefit cost	$ 1,259	$ —	$ —	$ —
Accrued benefit (liability)	(23,693)	(17,356)	(5,864)	(5,838)
Intangible asset	3,900	2,630	—	—
Accumulated other comprehensive loss	12,185	8,245	—	—
Net amount recognized	$ (6,349)	$ (6,481)	$(5,864)	$(5,838)

Prepaid pension cost is included in other assets on the balance sheet.

The accumulated benefit obligation is $118,772,000 and $102,555,000 at December 31, 2003 and 2002, respectively.

For Company pension plans with projected benefit obligations in excess of plan assets:

	Pension Benefits	
	December 31,	
	2003	2002
	(in thousands)	
Projected benefit obligations	$95,469	$74,861
Plan assets	66,051	59,977
Excess of projected benefit obligations over plan assets	$29,418	$14,884

10. Employee Benefits (Continued)

For Company pension plans with accumulated benefit obligations in excess of plan assets:

	Pension Benefits	
	December 31, 2003	December 31, 2002
	(in thousands)	
Accumulated benefit obligations	$89,744	$77,333
Plan assets	66,051	59,977
Excess of accumulated benefit obligations over plan assets	$23,693	$17,356

Actuarial assumptions used to determine pension costs and other postretirement benefit costs include:

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
For the domestic pension plan:				
Weighted average assumptions at October 1,				
Discount rate	6.75%	7.50%		
Expected return on plan assets	8.50%	9.50%		
Rate of compensation increase	4.50%	4.50%		
For the foreign pension plans and the domestic post-retirement benefit plan:				
Weighted average assumptions at January 1,				
Discount rate	4.38%	4.50%	6.75%	7.25%
Expected return on plan assets	5.82%	5.82%	N/A	N/A
Rate of compensation incrase	2.78%	2.70%	N/A	N/A

Actuarial assumptions used to determine pension obligations and other postretirement obligations include:

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
For the domestic pension plan:				
Weighted average assumptions as of September 30,				
Discount rate	6.00%	6.75%		
Rate of compensation increase	4.50%	4.50%		
For the foreign pension plans and the domestic post-retirement benefit plan:				
Weighted average assumptions as of December 31,				
Discount rate	4.36%	3.30%	6.25%	6.75%
Rate of compensation increase	2.78%	2.06%	N/A	N/A

For the domestic plan, the discount rate changed from 6.75% as of September 30, 2002 to 6.00% as of September 30, 2003, which resulted in an additional liability of $7,829,000. The above rates are suggested

10. Employee Benefits (Continued)

by the Company's actuaries and are considered by management to be in the normal range for similar plans. To develop the expected long-term rate of return on assets assumption, the Company considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the asset allocation to develop the expected long-term rate of return on assets assumption.

Financial Accounting Standards Board Statement No. 87 requires that an additional pension liability be recorded to the extent that an unfunded accumulated benefit obligation exceeds the accrued pension liability. If an additional liability is recognized, an employer may also recognize an intangible asset, equal to the unrecognized prior service cost and transition obligation at the date of measurement, as an offset. The excess, if any, of the minimum liability adjustment over the intangible asset is reported as a reduction in shareholder equity called accumulated other comprehensive income. An additional minimum liability adjustment of $3,940,000 was recorded in 2003. An additional minimum liability adjustment of $8,245,000 ($5,112,000 net of tax) was required in 2002.

Plan Assets

The Company's pension plan weighted-average asset allocations at December 31, 2003 and December 31, 2002, by asset category are as follows:

	Plan Assets	
	December 31,	
	2003	2002
Asset Category		
Equity securities	56%	57%
Hardinge Inc. stock	3%	3%
Debt securities	32%	31%
Cash and equivalents	4%	3%
Other	5%	6%
	100%	100%

Pension plan assets include 383,886 shares of the Company's common stock valued at approximately $4,442,000 and $3,167,000 at December 31, 2003 and 2002, respectively. Dividends paid on those shares were $8,000 and $38,000 in 2003 and 2002 respectively. The remaining plan assets consisted of United States Government securities, corporate bonds and notes, and other common stocks.

Investment Policies and Strategies

The Investment Committee of the Board of Directors has the responsibility for oversight of the investments of the U.S. pension fund. The Company hires outside investment managers or other advisors to manage the assets of the fund. It is expected that the investment managers achieve top quartile performance over 3 to 5 years relative to their peers.

10. Employee Benefits (Continued)

The time horizon for the pension fund is long-term, with the objective of returning economic benefits to retired employees. To do that, the funds must generate real rates of return over inflation levels, tempered by safety of principal and liquidity considerations. The fluctuating nature of financial markets requires funds to be invested in both equities and fixed income assets. The proper allocation in either asset class depends upon many factors, including short-term liquidity requirements for payments to former employees currently receiving retirement benefits, market interest rates, valuation levels for equities and bonds, and political and economic conditions.

The Investment Committee has the policy that, under normal conditions, it is expected that the equity portfolio would range from 50% to 70% of the overall fund investments, with fixed income investments accounting for 30% to 50%.

Investments such as real estate, hedge funds, and private equities would be considered as appropriate investments as conditions warrant. The policies of the Company prohibit short sales, purchases on margin, purchases of restricted stock, and purchases of Hardinge securities in excess of 10% of the fund's equity assets. It does not prohibit holding of Hardinge securities in excess of 10%, if the market values of the investments in the fund drive that percentage.

Savings Plan

The Company maintains a 401(k) plan that covers all eligible domestic employees of the Company subject to minimum employment period requirements. Provisions of the plan allow employees to defer from 1% up to 100% of their pre-tax salary to the plan. Those contributions may be invested at the option of the employees in a number of investment alternatives, one being Hardinge Inc. common stock. Prior to July 2002, the Company contributed to the plan on a matching formula of 25% of an employee's contribution up to 5% of the employee's compensation. The Company's match was in Hardinge Inc. common stock. The Company contributed $0, $114,000, and $293,000 in 2003, 2002 and 2001 respectively, for this match. The Company suspended the match in July 2002 due to poor business conditions and the difficult economic climate. Management has the ability to reinstate the match at any future date. The Company may also contribute a discretionary contribution to the plan to be distributed among all participants.

Long-Term Incentive Plans

In 2002, the Board of Directors established an Incentive Stock Plan to assist in attracting and retaining key employees. The Plan allows the Board to grant restricted stock, performance share awards, stock options and stock appreciation rights up to an aggregate of 450,000 shares of common stock to these employees. Additionally, the Company established similar plans in 1988, 1993 and 1996; no further shares can be awarded under these plans.

Certain officers and key employees were awarded a total of 82,000, 5,000 and 76,000 restricted shares of common stock during 2003, 2002 and 2001, respectively. During 2003, 2000 shares from the Incentive Stock Plan were forfeited. During 2002, restrictions on 104,500 shares from the Incentive Stock Plans were released and no shares were forfeited. Restrictions on 155,871 shares were released and 51,400 shares were forfeited in 2001.

10. Employee Benefits (Continued)

As of December 31, 2003, a total of 293,925 restricted shares of common stock were outstanding under the plans. All shares of restricted stock are subject to forfeiture and restrictions on transfer. Unconditional vesting occurs upon the completion of a specified period ranging from three to eight years from date of grant.

Deferred compensation associated with these grants is measured by the market value of the stock on the date of grant and totaled $663,000, $47,000, and $1,001,000 in 2003, 2002, and 2001, respectively. This deferred compensation is being amortized on a straight-line basis over the specified service period. The unamortized deferred compensation at December 31, 2003, 2002, and 2001, totaled $1,513,000, $1,434,000, and $1,959,000, respectively, and is included in deferred employee benefits as a reduction of shareholders' equity.

Stock options for 4,500, 139,250, and 5,250, shares were issued in 2003, 2002 and 2001, respectively under the 2002 and 1996 Plans. As of December 31, 2003, a total of 234,000 options remained outstanding under the plans. The options expire ten years from the date of grant and are exercisable one-third after the first year, two-thirds after the second year, and 100% after the third year. The Company accounts for the stock options issued under the Plan using the intrinsic value method as defined by Accounting Principle Board Opinion No. 25, *Accounting for Stock Issued to Employees*. Since all such options have been issued at exercise prices equal to the trading price of Hardinge stock at date of issue, no expense is recognized. The Company has considered valuation of stock options using the fair value method as determined by Financial Accounting Standards Board Statement No. 123, *Accounting for Stock Based Compensation*.

Medicare Prescription Drug Act

In January 2004, the FASB issued Financial Staff Position ("FSP") No. 106-1 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act 2003." FSP 106-1 addresses the accounting and disclosure implications that are expected to arise as a result of the Medicare Prescription Drug, Improvement and Modernization Act (the "Act"). The Act introduced a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Under FSP No. 106-1, a plan sponsor may elect to defer recognizing the effects of the Act until authoritative guidance on the accounting for the federal subsidy is issued. The Company has not adopted the provisions of the Act and, accordingly, any measures of accumulated postretirement benefit obligation or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the Act. Specific authoritative guidance, when issued, could require the Company to change previously reported information.

Foreign Operations

The Company also has employees in certain foreign countries that are covered by defined contribution pension plans and other employee benefit plans. Related obligations and costs charged to operations for these are not material. The foreign entities with defined benefit plans are included in the consolidated pension plan described earlier within this Employee Benefits Note.

11. Accumulated Other Comprehensive (Loss) Income

The components of other comprehensive (loss) income consisted of the following:

	Accumulated balances at December 31,	
	2003	2002
	(in thousands)	
Accumulated Other Comprehensive (Loss) Income:		
Pension liability (net of tax of $3,133 in 2003 and 2002)	$(9,052)	$(5,112)
Foreign currency translation adjustments	12,482	2,230
Cumulative effect of accounting change, net of tax	25	25
Unrealized gain (loss) on derivatives:		
Cash flow hedges (net of tax of $659 in 2003 and $782 in 2002)	(896)	(1,420)
Net investment hedges (net of tax of $714 in 2003 and 241 in 2002)	(2,952)	(285)
Accumulated Other Comprehensive (Loss)	$ (393)	$(4,562)

Financial Accounting Standards Board Statement No. 87 requires that an additional pension liability be recorded to the extent that an unfunded accumulated benefit obligation exceeds the accrued pension liability. If an additional liability is recognized, an employer may also recognize an intangible asset, equal to the unrecognized prior service cost and transition obligation at the date of measurement, as an offset. The excess, if any, of the minimum liability adjustment over the intangible asset is reported as a reduction in shareholder equity as accumulated other comprehensive income. At December 31, 2003, the accumulated additional minimum liability adjustment was $8,639,000 ($11,772,000 net of tax of $3,133,000) for the U.S. Company and $413,000 for Hardinge Machine Tool, Ltd. The additional minimum liability adjustment was $5,112,000 ($8,245,000 net of tax of $3,133,000) in 2002 for the U.S. Company. The increase in the consolidated minimum pension liability for 2003 was $3,940,000.

For the year 2003, accumulated other comprehensive income included $10,445,000 due to the reduced value of the U.S. dollar relative to the Swiss franc, EC euro, U.K. pound sterling, and the New Taiwanese dollar. These currency rate changes raised the net dollar value of the assets and liabilities of the Company's two Swiss subsidiaries by $8,642,000 during 2003 and had lesser similar effects on the Company's subsidiaries in England, Germany and Taiwan.

These foreign currency translation benefits are partially offset by ($2,667,000) of reduced value in 2003 in foreign currency swap contracts that have the effect of partially offsetting the Company's exposure to changes in the Swiss franc on financing of the Swiss acquisitions. The combined fair market value of those currency swap contracts at December 31, 2003 was ($2,952,000) [$(3,666,000) net of tax of $714,000]. Accumulated other comprehensive (loss) income in 2003 also included a gain of $524,000 due to the interest rate swaps and forward hedge purchases. The combined fair market value of the interest rate swap contracts at December 31, 2003 was ($933,000) [$(1,567,000) net of tax of $634,000].

12. Financial Instruments

At December 31, 2003 and 2002, the carrying value of financial instruments such as cash, accounts receivable, accounts payable and short-term debt approximated their fair values, based on the short-term maturities of these instruments. The carrying amounts of debt under the revolving agreement and of

12. Financial Instruments (Continued)

mortgages classified as long-term debt approximate fair value as the underlying instruments are comprised of notes that are re-priced on a short-term basis.

The carrying amount of the $23,000,000 term loan approximates its fair value as the underlying interest rate is variable. Related to this term loan, the Company has a seven-year cross-currency swap agreement and an interest rate swap agreements (see Note 6). At December 31, 2003 the fair market values of the currency swap and interest rate swap were liabilities of $6,654,000 and $1,474,000, respectively. At December 31, 2002 the fair market values of the currency swap and interest rate swap were liabilities of $4,368,000 and $2,203,000, respectively.

The fair value of notes receivable, short-term and long-term, was determined using a discounted cash flow analysis based on the rate at which the Company could sell those notes at year end under standard terms experienced on recent sales (a fixed percentage over U.S. Treasury notes). At December 31, 2003 and 2002, the carrying value of these notes approximated the fair value.

The Company regularly enters into foreign currency contracts to manage its exposure to fluctuations in foreign currency exchange rates on purchases of materials used in production and cash settlements of intercompany sales. Gains or losses from these contracts have not been material. At December 31, 2003 and 2002, the Company had notional principal amounts of approximately $6,949,000 and $2,419,000 in contracts to purchase or sell currency in the future from and to major commercial banks. The fair value of these contracts is not material.

Concentration of Credit Risk

The Company sells products to companies in diversified industries, with a substantial majority of sales occurring in North America and Western Europe. The Company performs periodic credit evaluations of the financial condition of its customers. The Company, in the past offered financing terms of up-to seven years for its customers in the United States and Canada and filed a lien against the equipment purchased under those terms. A description of that financing is included in Note 6 above. No collateral is required for sales made on open account terms with payment due within thirty days.

13. New Accounting Standards

Effective January 1, 2002, the Company implemented Statement of Financial Accounting Standard No. 143, *Accounting for Asset Retirement Obligations* which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. When a liability is initially recorded, the entity capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded. The adoption of this statement did not have an effect on the Company.

13. New Accounting Standards (Continued)

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which requires the recognition of expense when the liability is incurred and not as a result of an entity's commitment to an exit plan. The statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 in the first quarter of 2003 did not have a significant impact on the Company's financial results.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* The Interpretation requires certain guarantees to be recorded at fair value, which is different from prior accounting principles generally accepted in the United States. The Interpretation also requires a guarantor to make new disclosures. The Company adopted this Interpretation with the Form 10-K issued for the period ended December 31, 2002 and implementation has had no material effect on the financial statements.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* an amendment of SFAS No. 123, *Accounting for Stock-Based Compensation.* SFAS No. 148, which is effective for years ending after December 15, 2002, provides alternative methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation and requires prominent disclosure about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company's adoption of SFAS No. 148 in 2002 enhanced stock-based employee compensation disclosures and had no effect on the method of accounting followed by the Company, as the Company continues to follow the provisions of APB Opinion No. 25.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. On October 9, 2003, the FASB issued Staff Position No. 46-6 which deferred the effective date for applying the provisions of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003. On December 24, 2003, the FASB issued a revision to FIN 46. Under the revised interpretation, the effective date was delayed to periods ending after March 15, 2004 for all variable interest entities other than SPEs. The adoption of FIN 46 is not expected to have an impact on the Company's financial condition, results of operations or cash flows because the Company does not have any variable interest entities.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* This statement requires reporting of derivative contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. The statement is effective for contracts entered into after June 30, 2003. The Company has implemented SFAS 149 effective June 30, 2003 and there has been no impact on the financial statements as all the hedging activities since the implementation have been reported pursuant to SFAS 133.

13. New Accounting Standards (Continued)

On May 15, 2003, the FASB issued Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This Statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Statement No. 150 is effective for all financial instruments created or modified after May 31, 2003, *except for the indefinite deferral of the measurement* and *recognition* guidance in Statement No. 150 related to mandatory redeemable noncontrolling interests that are classified as equity in the financial statements of the subsidiary but would be classified as a liability in the parent's financial statements under Statement No. 150 because the subsidiary has a limited life and to defer the application of the *measurement* guidance in Statement 150 to mandatory redeemable noncontrolling interests, that are not within the scope of the deferral described in the preceding sentence, that were issued on or before November 5, 2003. The Company has implemented Statement No. 150, except for the partial deferral described above, and the implementation had no impact on the consolidated financial statements of the Company.

On November 21, 2002, the Emerging Issues Task Force, an affiliate of the Financial Accounting Standards Board, issued EITF 00-21, *Revenue Arrangements with Multiple Deliverables*. EITF 00-21 specifies how a seller is to determine whether a sales transaction involving multiple deliverables contains more than one unit of accounting. One example is the case of a product sale invoiced with a vendor installation service and the issue of whether a portion of the revenue must not be recognized if the installation is not fully completed within the accounting period. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company implemented EITF 00-21 effective July 1, 2003 and the implementation had no material effect on the Company's financial statements.

14. Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for 2003 and 2002 is as follows:

	Quarter			
	First	Second	Third(1)	Fourth
	(in thousands, except per share data)			
2003				
Net sales	$40,902	$47,494	$ 43,993	$52,913
Gross profit	12,797	14,224	12,789	14,794
Income from operations	673	1,624	1,141	3,435
Net (loss) income	(97)	580	(13,430)	1,663
Basic earnings per share:				
Weighted average shares outstanding	8,692	8,708	8,716	8,725
(Loss) earnings per share	(.01)	.07	(1.54)	.19
Diluted earnings per share:				
Weighted average shares outstanding	8,700	8,716	8,716	8,760
(Loss) earnings per share	(.01)	.07	(1.54)	.19

	First	Second	Third	Fourth(2)
	(in thousands, except per share data)			
2002				
Net sales	$43,753	$44,062	$ 39,268	$41,931
Gross profit (loss)	12,583	13,719	11,308	14,001
Income (loss) from operations	855	1,644	(346)	3,010
Net income (loss)	89	142	(216)	1,985
Basic earnings per share:				
Weighted average shares outstanding	8,660	8,693	8,703	8,702
Earnings (loss) per share	.01	.02	(.02)	.23
Diluted earnings per share:				
Weighted average shares outstanding	8,667	8,700	8,719	8,721
Earnings (loss) per share	.01	.02	(.02)	.23

Earnings per share amounts are based on the weighted average shares outstanding for each period presented. As a result of the changes in outstanding shares from quarter to quarter, the total of the four quarters for 2003 and 2002 do not equal the annual earnings per share for the year.

(1) Third quarter 2003 results include a third quarter non-cash charge to income tax expense of $13.7 million to provide a 100% valuation allowance for the Company's U.S. deferred tax assets.

(2) Fourth quarter 2002 results include favorable year-end adjustments, primarily to depreciation and foreign sales commissions that improved net income by $0.9 million.

ITEM 9.—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A.—CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer of Hardinge Inc. have, as of December 31, 2003, evaluated the disclosure controls and procedures of the Company and have found those controls to be effective. There have been no significant changes in internal controls or other factors that could significantly affect internal controls subsequent to their review.

PART III

ITEM 10.—DIRECTORS AND OFFICERS OF THE REGISTRANT

Certain information required by this item such as: the identity of the Board of Directors and, those directors determined by the Board to be independent; the members of the Audit Committee, all of whom have been determined by the Board to be independent; the Audit Committee member determined by the Board to be the financial expert; and the Shareholders Nominating Procedures are all incorporated by reference from the Registrant's proxy statement to be filed with the Commission on or about March 24, 2004. Additional information required to be furnished by Item 401 of Regulation S-K is as follows:

List of Executive Officers of the Registrant

Name	Age	Executive Officer Since	Positions and Offices Held
J. Patrick Ervin	46	1996	Chairman of the Board, Chief Executive Officer and President since January, 2003; President and Chief Executive Officer May, 2001—December 2002; President and Chief Operating Officer, April, 2000—April 2001: Executive Vice President—Operations, August 1998—March 2000; Senior Vice President of Operations, Mfg., Eng. and Marketing, April 1998—July 1998; Vice President—Sales & Marketing 1996—March 1998; General Manager, Machine Tool Operations in 1996; Director, Sales & Marketing 1992—1996; Director of Materials & Purchasing 1990—1992; Superintendent, Machine Operations 1989—1990, Various other Company positions 1978—1989.
Richard L. Simons	48	1996	Executive Vice President, Chief Financial Officer and Assistant Secretary since April, 2000 and also Treasurer since September 2002; Senior Vice President, Chief Financial Officer and Assistant Secretary, in 1999; Vice President—Finance 1996—1998; Controller 1987—1996; Assistant Treasurer 1985-1987; Manager Financial Accounting 1983—1984.
Douglas C. Tifft	49	1988	Senior Vice President—Administration since April, 2000; Vice President—Administration 1998—1999; Vice President—Employee Relations since 1988. Various other Company positions 1978—1988.
Joseph T. Colvin	60	1996	Vice President, General Manager—Workholding Operations since March, 2001; Vice President—Manufacturing October, 1996—March, 2001; Manufacturing Director, Machine Operations 1994—1996; Formerly Vice President Operations, General Manager, Inertial Guidance Test Equipment and Original Equipment Manufacturing, Contraves, Inc.,1994; President and CEO, Modern Manufacturing, 1993; President, Inland Motor Division, Kollmorgen Corp., 1987—1992.
Clive M. Danby	45	2001	Vice President—Engineering since March, 2001; Formerly Director of Engineering, Ingersoll Milling

List of Executive Officers of the Registrant

Name	Age	Executive Officer Since	Positions and Offices Held
			Machine Co., 1998—March 2001; Project Manager, Sunstrand Aerospace, 1986—1998.
Richard B. Hendrick	49	2001	Vice President/Controller since May, 2001; Corporate Controller July 2000—April 2001; Formerly, Controller, MMI Products, Inc., 1993—2000; Various financial management positions, Baker Hughes, Inc., 1981—1993.
Douglas G. Rich	47	2001	Vice President, General Manager—U.S. Machine Operations since November, 2001; Director of Manufacturing, Machine Tool Division, March—October 2001; Formerly, Plant Manager, Ingersoll-Rand Company, 1992—March 2001; Plant Superintendent, Watts Fluid Air, Compressed Air Equipment, 1984—1992.

ITEM 10.—CODE OF ETHICS

The Company adopted the Code of Ethics for the Senior Financial Executives and the Code of Conduct for Directors and Executive Officers which supplement the Code of Conduct governing all employees and directors. A copy of all said Codes is available on our website at www.hardinge.com. We will also provide a copy of the said Codes to shareholders upon request. We will disclose future amendments to, or waivers from, the said Codes on our website within five business days following the date of such amendment or waiver.

ITEM 11.—EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the Registrant's proxy statement to be filed with the Commission on or about March 24, 2004.

ITEM 12.—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated by reference from the Registrant's proxy statement to be filed with the Commission on or about March 24, 2004.

ITEM 13.—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item is incorporated by reference from the Registrants's proxy statement to be filed with the Commission on or about March 24, 2004.

ITEM 14.—PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item is incorporated by reference from the Registrants's proxy statement to be filed with the Commission on or about March 24, 2004.

PART IV

ITEM 15.—EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) (1) The financial statements of the Registrant listed in ITEM 8. of this Report are incorporated herein by reference.

(2) The financial statement schedules of the Registrant listed in ITEM 8. of this Report are incorporated herein by reference. The financial statement schedule required by Regulation S-X (17 CFR 210) is filed as part of this report:

Schedule II—Valuation and Qualifying Accounts

(3) Exhibits filed as part of this Report: See (c) below.

(b) Reports on Form 8-K filed by the Registrant during the last quarter of the period covered by this report:

Form 8-K dated October 30, 2003 furnishing the press release announcing financial results for the quarter ended September 30, 2003.

(c) Exhibits required by Item 601 of Regulation S-K filed as a part of this Report on Form 10-K:

Item		Description
3.1	—	Restated Certificate of Incorporation of Hardinge Inc. filed with the Secretary of State of the State of New York on May 24, 1995, incorporated by reference from the Registrant's Form 8-A, filed with the Securities and Exchange Commission on May 19, 1995.
3.2	—	By-Laws of Hardinge Inc. as amended November 19, 1996, incorporated by reference from the Registrant's Form 10-K for the year ended December 31, 1996.
3.3	—	Amendment to the By-Laws of Hardinge Inc. dated February 22, 2000 incorporated by reference from the Registrant's Form 10-Q for the quarter ended March 31, 2000.
3.4	—	Section 719 through 726 of the New York Business Corporation Law, incorporated by reference from the Registrant's Form 10, effective June 29, 1987.
3.5	—	Specimen of certificate for shares of Common Stock, par value $.01 per share, of Hardinge Inc., incorporated by reference from the Registrant's Form 8-A, filed with the Securities and Exchange Commission on May 19, 1995.
3.6	—	Form of Rights Agreement, dated as of May 16, 1995, between Hardinge Inc. and American Stock Transfer and Trust Company, incorporated by reference from the Registrant's Form 8-A, filed with the Securities and Exchange Commission on May 23, 1995.
3.7	—	Amended Form of Rights Agreement, dated as of August 25,1997 between Hardinge Inc. and Fifth Third Bank, incorporated by reference from the Registrant's Form 8-A/A filed with the Securities and Exchange Commission on September 29, 1997.
10.1	—	Multi-currency Credit Agreement and Term Loan Agreement dated October 24, 2002 among Hardinge Inc. and the Banks signatory thereto and JP Morgan Chase as Sole Administrative Agent and KeyBank National Association as Documentation Agent per the agreement and related documents thereto, incorporated by reference from the Registrant's Form 10-Q for the quarter ended September 30, 2002.

Item		Description
10.2	—	Amendment Number One dated December 31, 2002 to the Multi-currency Credit Agreement dated October 24, 2002 among Hardinge Inc. and the Banks signatory thereto and JP Morgan Chase as Sole Administrative Agent and KeyBank National Association as Documentation Agent, incorporated by reference from the Registrant's Form 10-K for the year ended December 31, 2002.
10.3	—	Amendment Number One dated December 31, 2002 to the Term Loan Agreement dated October 24, 2002 among Hardinge Inc. and the Banks signatory thereto and JP Morgan Chase as Sole Administrative Agent and KeyBank National Association, incorporated by reference from the Registrant's Form 10-K for the year ended December 31, 2002.
10.4	—	Amendment Number Two to the Multi-currency Credit Agreement dated October 24, 2002 among Hardinge Inc. and the Banks signatory thereto and JP Morgan Chase as Sole Administrative Agent and KeyBank National Association as Documentation Agent, incorporated by reference from the Registrant's Form 10-Q for the quarter ended September 30,2003.
10.5	—	Amendment Number Two to the Term Loan Agreement dated October 24, 2002 among Hardinge Inc. and the Banks signatory thereto and JP Morgan Chase as Sole Administrative Agent and KeyBank National Association, incorporated by reference from the Registrant's Form 10-Q for the quarter ended September 30, 2003.
10.6	—	$8,000,000 Master Note among Hardinge Inc. and Chemung Canal Trust Company dated February 8, 2001, incorporated by reference from the Registrant's Form 10-Q for the quarter ended March 31, 2001.
10.7	—	Alliance Agreement entered into as of October 29, 2002, by and among Hardinge Inc., BPT IP, LLC and Bridgeport Machines Limited, incorporated by reference from the Registrant's Form 8-K filed November 25, 2002
10.8	—	Hardinge Inc. Savings Plan, incorporated by reference from the Registrant's Registration Statement on Form S-8 (No. 33-65049).
*10.9	—	The 2002 Hardinge Inc. Incentive Stock Plan, incorporated by reference from the Registrant's Form 10-Q for the quarter ended June 30, 2002.
*10.10	—	The 1996 Hardinge Inc. Incentive Stock Plan as adopted by shareholders at the April 23, 1996 annual meeting, incorporated by reference from the Registrant's Form 10-Q for the quarter ended June 30, 1996.
*10.11	—	Hardinge Inc. 1993 Incentive Stock Plan, incorporated by reference from the Registrant's Form 10-K for the year ended December 31, 1993.
*10.12	—	Employment Agreement with Joseph T. Colvin effective January 1, 1997, incorporated by reference from the Registrant's Form 10-Q for the quarter ended March 31, 1997.
*10.13	—	Employment Agreement with J. Patrick Ervin effective January 1, 1997, incorporated by reference from the Registrant's Form 10-Q for the quarter ended March 31, 1997.
*10.14	—	Employment Agreement with Richard L. Simons effective January 1, 1997, incorporated by reference from the Registrant's Form 10-Q for the quarter ended March 31, 1997.
*10.15	—	Employment Agreement with Douglas C. Tifft dated as of April 1, 1995, incorporated by reference from the Registrant's Registration Statement on Form S-2 (No. 33-91644).
*10.16	—	Employment Agreement with Richard B. Hendrick effective February 1, 2001, incorporated by reference from the Registrant's Form 10-Q for the quarter ended March 31, 2001.

Item		Description
*10.17	—	Employment Agreement with Clive M. Danby effective April 1, 2001, incorporated by reference from the Registrant's Form 10-Q for the quarter ended March 31, 2001.
*10.18	—	Employment Agreement with Douglas Rich effective April 1, 2001, incorporated by reference from the Registrant's Form 10-Q for the quarter ended June 30, 2001.
*10.19	—	Hardinge Inc. Executive Supplemental Pension Plan, incorporated by reference from the Registrant's Form 10-K for the year ended December 31, 1993.
*10.20	—	Form of Deferred Directors Fee Plan, incorporated by reference from the Registrant's Registration Statement on Form S-2 (No. 33-91644).
14	—	The Hardinge Inc. Code of Ethics is incorporated by reference from the Company's website at www.hardinge.com.
21	—	Subsidiaries of the Company.
23	—	Consent of Ernst & Young LLP, Independent Auditors.
31.1	—	Chief Executive Officer Certification pursuant to Rule 13a-15(e) and 15d-15(e), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	—	Chief Financial Officer Certification pursuant to Rule 13a-15(e) and 15d-15(e), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	—	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contract or compensatory plan or arrangement.

HARDINGE INC. AND SUBSIDIARIES

ITEM 15(a) Schedule II—Valuation and Qualifying Accounts

	Balance at Beg. of Period	Additions Charged to: Costs & Expenses	Additions Charged to: Other Accounts	Deductions	Balance at End of Period
		(dollars in thousands)			
Year ended December 31, 2003:					
Allowance for Bad Debts	$ 6,104	$ 93	$ 42 (1)	$ 2,089 (2)	$ 4,150
Reserve for Obsolete Inventory	1,769	1,454	1,088 (4)	802 (3)	3,509
Valuation allowance for Deferred Taxes	4,518	14,605 (5)	1,870 (5)		20,993
Total	$12,391	$16,152	$3,000	$ 2,891	$28,652
Year ended December 31, 2002:					
Allowance for Bad Debts	$ 6,414	$ 1,548	$ 59 (1)	$ 1,917 (2)	$ 6,104
Reserve for Obsolete Inventory	14,171	506	88 (1)	12,996 (3)	1,769
Valuation allowance for Deferred Taxes	4,570	(52)(5)			4,518
Total	$25,155	$ 2,002	$ 147	$14,913	$12,391
Year ended December 31, 2001:					
Allowance for Bad Debts	$ 963	$ 6,676	$ (7)(1)	$ 1,218 (2)	$ 6,414
Reserve for Obsolete Inventory	2,700	27,754	(11)(1)	16,272 (3)	14,171
Valuation allowance for Deferred Taxes	5,053	(483)			4,570
Total	$ 8,716	$33,947	$ (18)	$17,490	$25,155

(1) Currency translation for balances recorded in foreign currencies, charged to Cumulative Translation Adjustment.

(2) Uncollectable accounts written off, net of recoveries.

(3) Slow-moving parts inventories written down to net recoverable market value.

(4) Addition from the purchase discount on acquired Bridgeport inventory.

(5) See Note 7 to the Financial Statements for further details.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARDINGE INC.
(Registrant)

March 12, 2004

/s/ J. PATRICK ERVIN
J. Patrick Ervin
Chairman of the Board, President, and
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 12, 2004

/s/ RICHARD L. SIMONS
Richard L. Simons
Executive Vice President/Chief Financial Officer and Assistant Secretary and Director
(Principal Financial Officer)

March 12, 2004

/s/ RICHARD B. HENDRICK
Richard B. Hendrick
Vice President/Controller
(Principal Accounting Officer)

March 12, 2004

/s/ DANIEL J. BURKE
Daniel J. Burke
Director

March 12, 2004

/s/ RICHARD J. COLE
Richard J. Cole
Director

March 12, 2004	/s/ E. MARTIN GIBSON E. Martin Gibson *Director*
March 12, 2004	/s/ DOUGLAS A. GREENLEE Douglas A. Greenlee *Director*
March 12, 2004	/s/ J. PHILIP HUNTER J. Philip Hunter *Director and Secretary*
March 12, 2004	/s/ ALBERT W. MOORE Albert W. Moore *Director*
March 12, 2004	/s/ JOHN J. PERROTTI John J. Perrotti *Director*
March 12, 2004	/s/ MITCHELL I. QUAIN Mitchell I. Quain *Director*
March 12, 2004	/s/ KYLE H. SEYMOUR Kyle H. Seymour *Director*

This report contains statements of a forward-looking nature relating to the financial performance of Hardinge Inc. Such statements are based upon information known to management at this time. The Company cautions that such statements necessarily involve uncertainties and risk and deal with matters beyond the Company's ability to control, and in many cases the Company cannot predict what factors would cause actual results to differ materially from those indicated. Among the many factors that could cause actual results to differ from those set forth in the forward-looking statements are fluctuations in the machine tool business cycles, changes in general economic conditions in the U.S. or internationally, the mix of products sold and the profit margins thereon, the relative success of the Company's entry into new product and geographic markets, the Company's ability to manage its operating costs, actions taken by customers such as order cancellations or reduced bookings by customers or distributors, competitors' actions such as price discounting or new product introductions, governmental regulations and environmental matters, changes in the availability and cost of materials and supplies, the implementation of new technologies, and currency fluctuations. Any forward-looking statement should be considered in light of these factors. The Company undertakes no obligation to revise its forward-looking statements if unanticipated events alter their accuracy.

Hardinge Inc.
One Hardinge Drive
Elmira, NY 14902
607.734.2281
www.hardinge.com

SM FRA 0809 Printed in U.S.A.